Editora
Saraiva

02042813

82-5046

RECEIVED JUL 22 2002 SEC MAIL PROCESSING 155 WASH. D.C. SECTION

July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

João Luis Ramos Hopp
Chief Financial Officer

Enclosures

7/24

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3344 Fax (11) 3611 3308 São Paulo SP Brasil

Editora Saraiva

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since September, 2001.

	Schedule 1
1	NOTICE TO SHAREHOLDERS – RCA dated September 19th, 2001 (English translation attached hereto as Exhibit 01)
2	SPECIAL MEETING OF THE HOLDERS OF CLASS B PREFERRED SHARES AND EXTRAORDINARY GENERAL MEETING NOTICE OF MEETING Published in November 8, 2001(English translation attached hereto as Exhibit 02)
3	NOTICE TO THE SHAREHOLDERS – RELEVANT FACT EXTINCTION OF THE CLASS A PREFERRED SHARES THROUGH CONVERSION INTO CLASS B OR REDEMPTION - TERMS AND METHOD Published in November 21, 2001(English translation attached hereto as Exhibit 03)
4	MINUTES OF THE SPECIAL GENERAL MEETING, HELD ON NOVEMBER 19, 2001(English translation attached hereto as Exhibit 04)
5	MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLASS-B PREFERRED SHARES, HELD ON NOVEMBER 19, 2001 (English translation attached hereto as Exhibit 05)
6	NOTICE TO THE SHAREHOLDERS – RELEVANT FACT, published in March 13, 2002(English translation attached hereto as Exhibit 06)
7	MINUTES OF THE MEETING OF THE ADMINISTRATION COUNCIL HELD ON MARCH 13 2002. (English translation attached hereto as Exhibit 07)
8	Communication to CVM (Brazilian Securities and Exchange Commission) in April , 2002(English translation attached hereto as Exhibit 08)
9	ANNUAL AND SPECIAL GENERAL MEETINGS NOTICE OF MEETING, published in April, 2002(English translation attached hereto as Exhibit 09)
10	SPECIAL MEETING OF THE SHAREHOLDERS HAVING "B" CLASS PREFERRED SHARES NOTICE OF MEETING(English translation attached hereto as Exhibit 10)
11	RELEVANT FACT approval of changes in the advantages granted by the preferred shares, Published in April, 2002 (English translation attached hereto as Exhibit 11)
12	Communication to CVM (Brazilian Securities and Exchange Commission) in April , 2002 (English translation attached hereto as Exhibit 12)
13	INFORMATION TO SHAREHOLDERS - PAYMENT OF INTERESTS ON OWN CAPITAL, published in June, 2002(English translation attached hereto as Exhibit 13)
14	DFP- Standard Financial Statements, filed with CVM (Brazilian Securities and Exchange Commission) in March ,2002
15	ITR – Quarterly Information, filed with CMV (Brazilian Securities and Exchange Commission) in May, 2002

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3344 Fax (11) 3611 3308 São Paulo SP Brasil

1

SARAIVA S. A. LIVREIROS EDITORES
Public Company
National Directory of Legal Entities ("CNPJ/MF") No. 60.500.139/0001-26
NOTICE TO SHAREHOLDERS – RCA dated September 19th, 2001

We hereby notify that, in a meeting held on September 19th, 2001, the company's Board of Directors decided, based on article 12, VI, of the Bylaws, to CANCEL two thousand (2,000) class B priority shares held as Treasury stock, resulting from a purchase by the company under the 2nd Share Purchase Option Program. As a result of the approved cancellation, the capital stock of Saraiva S. A. Livreiros Editores is, on this date, thirty-four million seven hundred and fourteen, five hundred and forty-five Brazilian reais and fifty-two centavos (R$ 34,714,545.52), fully paid-up and divided into twenty-three million four hundred fifty-three thousand seven hundred seventy-four (23,453,774) shares, nine million six hundred and twenty-two thousand three hundred and thirteen (9,622,313) of which are common shares and thirteen million eight hundred thirty-one thousand four hundred sixty-one (13,831,461) are preferential shares, from which three hundred nineteen thousand two hundred thirty-nine (319,239) are of class A and thirteen million five hundred and twelve thousand two hundred twenty-two (13,512,222) are of class B, all having an approximate par value of one real and forty-eight centavos (R$ 1.48).

JOÃO LUÍS RAMOS HOPP – Director, Shareholder Affairs

2

SARAIVA S/A LIVREIROS EDITORES
Publicly-owned Company - National Directory of Legal Entities (CNPJ/MF) - 60.500.139/0001-26
SPECIAL MEETING OF THE HOLDERS OF CLASS B PREFERRED SHARES
AND
EXTRAORDINARY GENERAL MEETING
NOTICE OF MEETING

We hereby call the holders of Class B preferred shares to attend the Special Meeting of the Holders of Class B Preferred Shares, as well as all of the company's shareholders to attend the Extraordinary General Meeting, which shall be consecutively held on November 19, 2001, at 4:00 p.m., at **EDIFÍCIO DA DIRETORIA** [Management Staff Building], **AT RUA DR. EDGAR THEOTÔNIO SANTANA, 206, 3rd FLOOR, BARRA FUNDA (CEP** [Zip Code]**: 01140-030)**, SÃO PAULO-SP, in order to resolve on the following Agenda: **SPECIAL MEETING OF THE HOLDERS OF CLASS B PREFERRED SHARES - Sole point.** Approval, pursuant to article 5, paragraph 5 of the Bylaws, of the proposal to amend the Bylaws by adding Chapter 10 - Transitory Provisions, containing articles 40 through 45, submitted by the Board of Directors and intended to extinguish Class A preferred shares, upon the conversion into class B preferred shares or redemption. **EXTRAORDINARY GENERAL MEETING - 1.** Vote on the proposal to amend the Bylaws by adding to it Chapter 10 - Transitory Provisions, with articles 40 through 45, submitted by the Board of Directors and intended to extinguish class A preferred shares upon the conversion into class B preferred shares or redemption. **2.** Other matters of interest to the Company. **GENERAL INSTRUCTIONS:** A) the powers of attorney authorizing one to act as agent of the grantor shall be submitted at the Office of the Chairman of the Board of Directors, at Rua Dr. Egdar Theotônio Santana, 206 - São Paulo - SP, up to 24 hours before the meetings are held. B) In order to take part in the meetings, the shareholders possibly under Fungible Custody on the date of the meetings shall submit a statement confirming the respective shareholding, issued by the custodian after 11/15/2001. São Paulo, November 8, 2001. a) Jorge Eduardo Saraiva - Chairman of the Board of Directors.

SARAIVA S.A. LIVREIROS EDITORES
Registered with the National Directory of Legal Entities of the Ministry of Finance ("CNPJ/MF") under number 60.500.139/0001-26
Open Capital Company

NOTICE TO THE SHAREHOLDERS – RELEVANT FACT

EXTINCTION OF THE CLASS A PREFERRED SHARES THROUGH CONVERSION INTO CLASS B OR REDEMPTION - TERMS AND METHOD

We hereby notify the Shareholders that the Special General Meeting held on 11/19/2001 approved the extinction of the class A preferred shares through conversion into class B preferred shares or redemption by the Company.

The approved conversion will occur under the following terms:

- the totality of the preferred class A shares held by a single shareholder should be included in a single act;
- 1 (one) class A preferred share will be equivalent to 0.84 (zero point eighty-four) class B preferred shares, without consideration to the fractions of preferred shares that continue to be held by the shareholder, with no right to any type of compensation or indemnification. As an exception to this rule, the shareholder that held 1 (one) single class A preferred share on the date of the SGM will have 1 (one) class B preferred share assigned thereto in the conversion;
- **it should be requested by the shareholder by December 21, 2001,** and carried out within the two business days following said formal request to the bank responsible for registering the shares (Banco Itaú).
- it should be formally requested, during banking hours, directly to Banco Itaú S.A. – Shareholder Service, at the branches authorized to provide such services or by registered letter sent to the following address: Rua Boa Vista, 176, 4º andar, São Paulo – SP, CEP: 01092-900.

Authorized Itaú Branches: São Paulo-SP- Rua XV de Novembro, 318, Térreo; Rio de Janeiro-RJ- Rua Sete de Setembro, 99, Subsolo; Belo Horizonte-MG- Av. João Pinheiro, 195, Mezanino; Brasília-DF- SCS-Quadra 3, Edifício Dona Angela, Térreo; Curitiba-PR- Rua João Negrão, 65, Mezanino; Porto Alegre-RS- Rua Sete de Setembro, 746, Sobreloja; Salvador-BA - Av. Estados Unidos, 50, 2º andar.

After December 21, 2001, the class A preferred shares that have not been converted into class B preferred shares will be immediately and automatically redeemed for the value corresponding to them in the shareholders' equity contained in the Company balance sheet prepared on September 30, 2001, the fractions of the Brazilian centavo rounded off to R$ 0.01 (one Brazilian centavo). This redemption will occur with profits and reserves and without reducing the capital, paying the shareholder after the 3rd (third) subsequent business day, assigning a new par value to the remaining shares. The shareholder that does not claim the payment of the redemption value within 3 (three) years from the end of the conversion period, will lose it to the Company.

São Paulo, November 21, 2001. Management.

JOÃO LUÍS RAMOS HOPP- Investor Relations Director

4

SARAIVA S.A. LIVREIROS EDITORES
OPEN COMPANY
CNPJ/MF Nº 60.500.139/0001-26
NIRC 35300025300

MINUTES OF THE SPECIAL GENERAL MEETING, HELD ON NOVEMBER 19, 2001

1. DATE, TIME AND PLACE: November 19, 2001, at 4:25 p.m., in the building of the executive committee at Rua Dr. Edgar Theotônio Santana, 206, 3º andar, Barra Funda, São Paulo – SP.

2. CALL, QUORUM AND ATTENDANCE: Notices published on DOESP and DCI newspapers, on November 09, 10 and 13, 2001. Shareholders representing more than two thirds of the voting capital stock attended, as well as members Jorge Eduardo Saraiva, Henriqueta da Fonseca Saraiva and Ruy Mendes Gonçalves, and the following directors: Wander Soares, João Luís Ramos Hopp and Jussara Chaves Garcez Leme.

3. CHAIR AND SECRETARY: - Chairman - Jorge Eduardo Saraiva
- Secretary - Ruy Mendes Gonçalves

4. AGENDA: **1.** Voting on the proposal of amendment to Corporate Bylaws, to add to the bylaws Chapter X –Transient Provisions, with articles 40 to 45, presented by the Board of Directors and intended for the extinction of class-A preferred shares, upon conversion into class-B preferred shares or redemption. **2.** Other matters of interest to the Company.

5. RESOLUTIONS

5.1. The proposal of Amendment to the Bylaws presented by the Board of Directors was approved with the changes contained in the proposal presented to the Meeting by shareholder Jussara Chaves Garcez Leme, including to the Corporate Bylaws Chapter X, comprising articles 40 to 45, with the following wording:

Chapter X –Transient Provisions. Art. 40) With the purpose of extinguishing the class A of preferred shares, the following acts are hereby authorized **I** – conversion of class-A preferred shares into class-B preferred shares, pursuant articles 41 to 44; and **II** – redemption of all class-A preferred shares that are not converted according to the prior item, in compliance to article 45. **Art. 41)** The conversion will be made at the proportion of one (1) class-A preferred share to zero point eighty-four (0.84) class-B preferred shares. **Art. 42)** In the conversion, the fractions of a preferred share that are held by the shareholder will be disregarded without being entitled to any kind of compensation or refundment. **Art. 43)** The conversion may only be made including, at once, all class-A preferred shares held by the same shareholder. **Sole paragraph** - If, on the date of approval of the conversion by the Special General Meeting of the Company, the shareholder held one (1) single class-A preferred share, it will be attributed, in the

conversion, one (1) class-B preferred share. If it held two (2) or more class-A shares, in the conversion, the numeric relation set forth in art. 41 and the disregard of fractions of art. 42 will be observed. **Art. 44).** The shareholder must exercise the right to the conversion of class-A preferred shares into class-B preferred shares within the term of thirty (30) days, counted from the publication on Diário Comércio e Indústria and Official Gazette of the State of São Paulo newspapers of a notice to be provided by the Board of Directors, upon communication addressed to the Company and timely filed with the bank responsible for the bookkeeping of the shares. **Art. 45)** After the term referred to in art. 44, the class-A preferred shares that have not been converted into class-B preferred shares will be immediately and automatically redeemed for the amount corresponding to them in the stockholders' equity, contained in the balance sheets of the Company prepared as of September 30, 2001, and the fractions of centavo will be rounded to one centavo (R$0.01). **1st paragraph** - The redemption will be made with profits of reserves and without reduction in the capital stock, paying to the shareholder from the third (3rd) subsequent business day, attributing to the remaining shares a new face value **2nd paragraph** - The shareholder that does not claim the payment in the amount of the redemption for three (3) years, counted from the end of the term referred to in art. 44, will loose it for the benefit of the Company.

6. VOTE : All resolutions were taken by unanimous vote of the attending shareholders.

7. PROPOSALS AND DOCUMENTS: The proposal of the Management for the resolutions taken at the Meeting is contained in the Book of Minutes of the Meeting of the Board of Directors and the proposal for change of the percentage of conversion and the term for its effectiveness, presented to the Meeting by shareholder Jussara Chaves Garcez Leme, was certified by the chair and secretary and filed with the Company, and there has been no declaration vote, dissidence or protest by the shareholders.

8. APPROVAL OF THE MINUTES: The minutes, written as established by article art. 130 of Law 6404/76, were read, approved and transcribed to the proper book, and were signed by the attending shareholder that authorize the publication thereof by omitting their signatures.

São Paulo, November 19, 2001.

Jorge Eduardo Saraiva Chairman	Ruy Mendes Gonçalves Secretary
Jorge Eduardo Saraiva	Olga Maria Barbosa Saraiva p.p. Jorge Eduardo Saraiva
Henriqueta da Fonseca Saraiva	*Maria Helena Saraiva*

Norio Suzaki

F&C Emerging Markets Umbrella Fund-BP
p.p. Ricardo José Martins Gimenez

Dynamo Cougar Fdo. M. Inv. Ações – CL
p.p. Fernando José de O.Pires dos Santos

Dynamo Puma Fdo. Inv. em Ações
p.p. Fernando José de O.Pires dos Santos

Dynamo Equity Fund
p.p. Fernando José de O.Pires dos Santos

João Luís Ramos Hopp

PGBL Icatu Hartford Comp 20 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 E FIF
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 45 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Hartford Comp 49 B FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 B FIF – Exc.
p.p. Márcio Ferro Catapani

BBA Icatu FEF FIA
p.p. Márcio Ferro Catapani

FMIA CL BBA Cap Gemini
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BBA Icatu Taurus FIA
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BBA Icatu IBX Private FIA
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BBA Icatu Ibovespa Private FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBX Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu InvestPrev FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBovespa Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu FESC FIA
p.p. Márcio Ferro Catapani

Amazonas Fundo de Inv. em Ações
p.p. Márcio Ferro Catapani

Fund Ass Prev Ext Rural RGS-FAPERS
p.p. Márcio Ferro Catapani

Icatu Hartford Fundo de Pensão
p.p. Márcio Ferro Catapani

BBA Capital Icatu Califórnia FIF
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 B FIF- Exc.
p.p. Márcio Ferro Catapani

Ruy Mendes Gonçalves

Banco Icatu S.A.
p.p. Ruy Mendes Gonçalves

The Icatu IB Global Fund, Inc
p.p. Ruy Mendes Gonçalves

Icatu 1000 Fundo de Invest. em Ações
p.p. Ruy Mendes Gonçalves

Hatteras LLC
p.p. Ruy Mendes Gonçalves

Fundo IP Participações FIA
p.p. Ruy Mendes Gonçalves

Fundo IP Participações Institucional FIA
p.p. Ruy Mendes Gonçalves

Jussara Chaves Garcez Leme

Wander Soares

5

SARAIVA S.A. LIVREIROS EDITORES
OPEN COMPANY
CNPJ/MF Nº 60.500.139/0001-26
NIRC 35300025300

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLASS-B PREFERRED SHARES, HELD ON NOVEMBER 19, 2001

1. DATE, TIME AND PLACE: November 19, 2001, at 4:00 p.m., in the building of the executive committee at Rua Dr. Edgar Theotônio Santana, 206, 3º andar, Barra Funda, São Paulo – SP.

2. CALL, QUORUM AND ATTENDANCE: Notices published on DOESP and DCI newspapers, on November 09, 10 and 13, 2001. Shareholders of class-B preferred shares representing more than half shares of this class attended, as well as members Jorge Eduardo Saraiva, Henriqueta da Fonseca Saraiva and Ruy Mendes Gonçalves, and the following directors: Wander Soares, João Luís Ramos Hopp and Jussara Chaves Garcez Leme.

3. CHAIR AND SECRETARY: - Chairman - Jorge Eduardo Saraiva
- Secretary - Ruy Mendes Gonçalves

4. AGENDA: **Single Point.** Approval pursuant to article 5, 5th paragraph of the Bylaws, of the proposal of addition to the Bylaws of Chapter X – Transient provisions, with articles 40 to 45, presented by the Board of Directors and intended for the extinction of class-A preferred shares, upon conversion into class-B preferred shares or redemption.

5. RESOLUTIONS

5.1. The proposal of Amendment to the Bylaws presented by the Board of Directors was approved with the changes contained in the proposal presented to the Meeting by shareholder Jussara Chaves Garcez Leme, by reason of which the following provisions of the Bylaws, as long as the same proposals are approved by the General Meeting, will become an integral part thereof, being effective with the following wording: **Chapter X – Transient Provisions. Art. 40)** With the purpose of extinguishing the class A of preferred shares, the following acts are hereby authorized **I** – conversion of class-A preferred shares into class-B preferred shares, pursuant to articles 41 to 44; and **II** – redemption of all class-A preferred shares that are not converted according to the prior item, in compliance to article 45. **Art. 41)** The conversion will be made at the proportion of one (1) class-A preferred share to zero point eighty-four (0.84) class-B preferred shares. **Art. 42)** In the conversion, the fractions of a preferred share that are held by the shareholder will be disregarded without entitling to any kind of compensation or refundment **Art. 43)** The conversion may only be made including, in one single act, all class-A preferred shares held by the same shareholder. **Sole paragraph).** If, on the date of approval of the

conversion by the Special General Meeting of the Company, the shareholder held one (1) single class-A preferred share, it will be attributed, in the conversion, one (1) class-B preferred share. If it held two (2) or more class-A shares, in the conversion, the numeric relation set forth in art. 41 and the disregard of fractions of art. 42 will be observed. **Art. 44).** The shareholder must exercise the right to the conversion of class-A preferred shares into class-B preferred shares within the term of thirty (30) days, counted from the publication on Diário Comércio e Indústria and Official Gazette of the State of São Paulo newspapers of a notice to be provided by the Board of Directors, upon communication addressed to the Company and timely filed with the bank responsible for the bookkeeping of the shares. **Art. 45)** After the term referred to in art. 44, the class-A preferred shares that have not been converted into class-B preferred shares will be immediately and automatically redeemed for the amount corresponding to them in the stockholders' equity, contained in the balance sheets of the Company prepared as of September 30, 2001, and the fractions of centavo will be rounded to one centavo (R$0.01). **1st paragraph** - The redemption will be made with profits or reserves and without reduction in the capital stock, paying to the shareholder from the third (3rd) subsequent business day, attributing to the remaining shares a new face value. **2nd paragraph** - The shareholder that does not claim the payment of the amount of the redemption for three (3) years, counted from the end of the term referred to in art. 44, will loose it for the benefit of the Company.

6. VOTE : All resolutions were taken by unanimous vote of the attending shareholders.

7. PROPOSALS AND DOCUMENTS: The proposal of the Management for the resolutions taken at the Meeting is contained in the Book of Minutes of Meetings of the Board of Directors and the proposal for change of the percentage of conversion and the term for its effectiveness, presented to the Meeting by shareholder Jussara Chaves Garcez Leme, was certified by the chair and secretary and filed with the Company, and there has been no declaration of vote, dissidence or protest by the shareholders.

8. APPROVAL OF THE MINUTES: The minutes, written as established by article art. 130 of Law 6404/76, were read, approved and transcribed to the proper book, and were signed by the attending shareholders that waive to their publication.

São Paulo, November 19, 2001.

Jorge Eduardo Saraiva Chairman	Ruy Mendes Gonçalves Secretary
Jorge Eduardo Saraiva	Henriqueta da Fonseca Saraiva
Maria Helena Saraiva	Ruy Mendes Gonçalves

João Luís Ramos Hopp

Dynamo Cougar Fdo. M. Inv. Ações – CL
p.p. Fernando José de O.Pires dos Santos

F&C Emerging Markets Umbrella Fund-BP
p.p. Ricardo José Martins Gimenez

Dynamo Puma Fdo. Inv. em Ações
p.p. Fernando José de O.Pires dos Santos

Dynamo Equity Fund
p.p. Fernando José de O.Pires dos Santos

PGBL Icatu Hartford Comp 20 B FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 E FIF
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 45 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Hartford Comp 49 B FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 B FIF – Exc.
p.p. Márcio Ferro Catapani

BBA Icatu FEF FIA
p.p. Márcio Ferro Catapani

FMIA CL BBA Cap Gemini
p.p. Márcio Ferro Catapani

BBA Icatu Taurus FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBX Private FIA
p.p. Márcio Ferro Catapani

BBA Icatu Ibovespa Private FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBX Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu InvestPrev FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBovespa Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu FESC FIA

Amazonas Fundo de Inv. em Ações

João Luís Ramos Hopp

Dynamo Cougar Fdo. M. Inv. Ações – CL
p.p. Fernando José de O.Pires dos Santos

F&C Emerging Markets Umbrella Fund-BP
p.p. Ricardo José Martins Gimenez

Dynamo Puma Fdo. Inv. em Ações
p.p. Fernando José de O.Pires dos Santos

Dynamo Equity Fund
p.p. Fernando José de O.Pires dos Santos

PGBL Icatu Hartford Comp 20 B FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 20 E FIF
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 45 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Hartford Comp 49 B FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 C FIF – Exc.
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Comp 10 B FIF – Exc.
p.p. Márcio Ferro Catapani

BBA Icatu FEF FIA
p.p. Márcio Ferro Catapani

FMIA CL BBA Cap Gemini
p.p. Márcio Ferro Catapani

BBA Icatu Taurus FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBX Private FIA
p.p. Márcio Ferro Catapani

BBA Icatu Ibovespa Private FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBX Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu InvestPrev FIA
p.p. Márcio Ferro Catapani

BBA Icatu IBovespa Institucional FIA
p.p. Márcio Ferro Catapani

BBA Icatu FESC FIA
p.p. Márcio Ferro Catapani

Amazonas Fundo de Inv. em Ações
p.p. Márcio Ferro Catapani

Fund Ass Prev Ext Rural RGS-FAPERS
p.p. Márcio Ferro Catapani

Icatu Hartford Fundo de Pensão
p.p. Márcio Ferro Catapani

BBA Capital Icatu Califórnia FIF
p.p. Márcio Ferro Catapani

Noriu Suzaki

Olga Maria Barbosa Saraiva
p.p. Jorge Eduardo Saraiva

Banco Icatu S.A.
p.p. Ruy Mendes Gonçalves

The Icatu IB Global Fund, Inc
p.p. Ruy Mendes Gonçalves

Icatu 1000 Fundo de Invest. em Ações
p.p. Ruy Mendes Gonçalves

Hatteras LLC
p.p. Ruy Mendes Gonçalves

Fundo IP Participações FIA
p.p. Ruy Mendes Gonçalves

Fundo IP Participações Institucional FIA
p.p. Ruy Mendes Gonçalves

Jussara Chaves Garcez Leme

Wander Soares

6

SARAIVA S.A. LIVREIROS EDITORES
Open Company - registered with the National Directory of legal Entities ("CNPJ/MF")
under no. 60.500.139/0001-26

NOTICE TO THE SHAREHOLDERS – RELEVANT FACT

We communicate hereby to the Shareholders that the Administration Council, in a meeting held on March 13, 2002, deliberated the following: 1) payment of interests over its own capital having the gross value of seven million, eight hundred and sixty-four thousand, two hundred and ninety-five Brazilian reais and eighty centavos (R$ 7,864,295.80) which represents R$ 0.33797014 per share, referring to the fiscal year ended on December 31, 2001, to be added to the mandatory dividend, which also meets the minimum dividend, for shareholders registered with the company's registry on March 13, 2002; 2) the next Annual Meeting shall deliberate over the payment term; 3) due to the levy of income tax at the source, the shareholders shall receive the net value of their credits, except for those who are tax exempt, provided that they prove this condition to the company's administration, upon relevant and updated documentation, to be sent to the company's head office until March 28, 2002 at the care of the Legal Board of Directors; 4) from March 14, 2002 on, the shares shall be negotiated "ex juros". São Paulo, March 13, 2002. JOÃO LUÍS RAMOS HOPP – director of Relationship with Investors.

7

SARAIVA S.A. LIVREIROS EDITORES
Public Company
Registered with the national directory of legal entities ("CNPJ/MF") under no.
60.500.139/0001-26
Inscription number with the trade registry ("NIRC") 35300025300

MINUTES OF THE MEETING OF THE ADMINISTRATION COUNCIL HELD ON MARCH 13 2002.

On March 13, 2002, at 10 a.m., at the head office, located at Av. [Avenue] Marquês de São Vicente, 1697 - São Paulo, SP, the Administration Council of SARAIVA S.A. LIVREIROS EDITORES met, presided by Mr. Jorge Eduardo Saraiva, who asked me, Henriqueta da Fonseca Saraiva, to be the secretary at the meeting.

After that, Mr. President submitted a proposal that, in the fiscal year ended on December 31, 2001, the remuneration over its own capital, calculated upon the "pro rata die" application of the Long Term Interest Rate – TJLP variance be made over the accounts belonging to the net equity, as there is this option in the caption of article 34 of the company's Articles of Association, crediting said value to the shareholders and considering, since authorized by the 2nd paragraph of this article, said remuneration as payment of the mandatory dividend set forth in its article 33, subparagraph "b", which also meets the minimum dividend set forth in the 1st paragraph of article 5 of the articles of association. According to the calculations submitted, the remuneration would be equivalent to seven million, eight hundred and sixty-four thousand, two hundred and ninety-five Brazilian reais and eighty centavos (R$ 7,864,295.80) to be credited to the shareholders bearing outstanding shares, and said dividends having the gross value of R$ 0,33797014 per share.

Said remuneration will be assigned to the shareholders registered with the company's registry on March 13, 2002, and the shares, from March 14, 2002 on, will be negotiated "ex juros".

Having the necessary clarifications been made, the Council unanimously approved that said remuneration related to the fiscal year ended on December 31, 2001 be credited to these shareholders as proposed.

Said remuneration will be paid in cash to the holders of B-class common shares and registered shares within the term to be set forth for this purpose by the Shareholders' Annual Meeting, to be held with the purpose of discussing and voting the financial statements relating to the fiscal year ended on December 31, 2001. Due to the levy of income tax at the source, the shareholders shall receive the net value of their credits, except for those who are tax exempt, provided that they prove this condition to the company's administration, upon relevant and updated documentation, to be sent to the company's head office until March 28, 2002 at the care of the Legal Board of Directors.

Having nothing else to be discussed, the meeting was ended, of which these minutes have been drawn up, which read and conform, is signed by all those attending the meeting.

São Paulo, March 13, 2002.

____
Jorge Eduardo Saraiva
President

____
Henriqueta da Fonseca Saraiva
Secretary

____
Ruy Mendes Gonçalves

Editora Saraiva

São Paulo, April 4, 2002.
DRI-05/02

CVM - BRAZILIAN SECURITIES COMMISSION
Rua Formosa, 367 - 20º andar
São Paulo - SP

Dear Sirs,

This is to report to you the main resolutions adopted at the Special Meeting of Class B Preferred Shareholders of Saraiva S/A Livreiros Editores, held on 4/4/2002, all by a majority vote of those shareholders present:

a) approval of amendment to Article 5, main part, of the Bylaws to provide that the Company shares shall no longer have a par;
b) approval of amendment to Article 5, paragraph 1, to remove the right to receive a minimum priority dividend calculated on the par value of the shares;
c) approval of amendment to Article 5, paragraph 4, to establish the acquisition of voting rights by preferred shares in the events prescribed by law or in the Bylaws;
d) approval of amendment to Article 5, paragraph 5, to provide that the General Meeting resolution on change in benefits or rights conferred by Class B preferred shares may also be adopted by ratification within one year;
e) approval of amendment to Articles 33, b, and 34, paragraph 2, to adapt their wording to the above amendments.

We remain at your disposal for any further information.

Yours sincerely,
SARAIVA S.A. LIVREIROS EDITORES

[illegible signature]
JOÃO LUÍS RAMOS HOPP
Investor Relations Officer

SARAIVA S/A LIVREIROS EDITORES

Open Company - registered with the National Directory of legal Entities ("CNPJ/MF")

under no. 60.500.139/0001-26

ANNUAL AND SPECIAL GENERAL MEETINGS

NOTICE OF MEETING

We hereby call you, shareholders, to attend the Annual and Special General Meetings, which shall be successively held on April 25, 2002, at 4 p.m., **AT THE BUILDING OF THE STAFF OF OFFICERS, LOCATED AT RUA [STREET] DR. EDGAR THEOTÔNIO SANTANA, 206, 3° ANDAR, [3rd FLOOR], BARRA FUNDA (ZIP CODE [CEP]: 01140-030), SÃO PAULO-SP**, for resolving on the following Agenda: **1. SPECIAL GENERAL MEETING: 1.1.** Amendment to the following provisions of the Articles of Association: (i) Article 5, caption, so as to set forth that the Company's shares shall stop having par value; (ii) Article 5, paragraph 1, so as to withdraw the right to minimum prioritary dividend calculated on the shares' par value; (iii) Article 5, paragraph 4, so as to set forth the acquisition of voting right by the preferred shares under the circumstances set forth by Law or in the Articles of Association; (iv) Article 5, paragraph 5, so as to include the provision relating to the fact that the resolution to amend the advantages or rights granted by the "B" class preferred shares, by the General Meeting, may also occur upon ratification within the term of one year; (v) Article 6, caption, so as to set forth the limit of the authorized capital in five hundred thousand (500,000) shares; (vi) Article 6, paragraph 3, with the purpose of fitting it into the new wordings of article 172, caption, of Law no. 6.404/76; (vii) Article 8, with the purpose of fitting it into the new wordings of article 172, caption, of Law no. 6.404/76; (viii) Article 11, caption, so as to set forth the minimum of three and maximum of five members in the Administration Council; (ix) Article 11, paragraph 1, so as to set forth that the President and the Vice-President of the Administration Council shall be elected in a Meeting; (x) Article 12, V, so as to expressly include the authorization for the disposal of assets belong to the permanent assets; (xi) Article 13, paragraph 1, so as to extinguish the position of Superintendent-Director, hence being the Staff of Officers composed of four members only;

(xii) extinguishing of article 13, paragraph 2, since the matter it refers to is already regulated in a legal provision; (xiii) Article 14, paragraphs 3 and 4, for adjustment to the extinguishing of the position of Superintendent-Director; (xiv) extinguishing of articles 15 and 16, since they are the mere reproduction of a legal provision; (xv) Article 18, so as to set forth the minimum of three and maximum of five members in the Fiscal Council; (xvi) extinguishing of article 19 and 20, so as to extinguish the Consulting Council; (xvii) Article 21, paragraph 1, so as to include the provision relating to the fact that the Vice-President of the Administration Council shall preside the Meetings, when exercising the Council's Presidency; (xviii) Article 31, for extinguishing specifications contained in legal provisions; (xix) Articles 32 and 33, so as to adjust the wordings of paragraph 6 to article 202 of Law no. 6.404/76, added by Law no. 10.303/01; (xx) Article 34, for extinguishing paragraphs 1 and 3, which reproduce legal provisions, and amendment to paragraph 2, so as to reflect the previous amendments in its wordings; (xxi) extinguishing of articles 40 through 45, caption and its paragraph 1, in light of the fact they deal with a transitory matter already overcome, but keeping of article 45, paragraph 2. **1.2.** Inclusion of provisions in the Articles of Association: (i) inclusion setting forth the assignment of the Director of Relations with Investors by the Administration Council; (ii) inclusions setting forth the Administration Council's competence for defining the installment corresponding to the Staff of Officers of remuneration globally fixed by the Meeting and so as to individualize it with regards to the other members of the Council; (iii) inclusions setting forth the Staff of Officers' competence, as well as that of its members, and providing instructions concerning the meetings of this body; (iv) inclusion referring to the Fiscal Council Internal Regulation; (v) inclusion setting forth the reserves to which the balance of the fiscal year's net profit may be assigned by the General meeting; (vi) inclusion providing instructions on the payment of dividends and interest on its own capital, upon deposit in an account or nominal check; (vii) inclusion referring to the "B" class preferred shares merely as preferred shares. **1.3.** Increase of the capital due to incorporation of reserves for capital increase, without changing the number of shares. **1.4.** Renumbering the provisions of the Articles of Association, improvements in its wordings and its Consolidation.

1.5. Other matters that are of the Company's interest. **2. ANNUAL GENERAL MEETING: 2.1.** Examination, discussion and voting of the administration's report and financial statements with opinion from independent auditors, relating to the fiscal year ended on December 31, 2001; **2.2.** Approval of the administrators' profit sharing in the Company; **2.3.** Destination of the income; **2.4.** Setting forth of a date for the payment of remuneration from its own capital; **2.5.** Election of the members of the Administration Council and setting forth of the Administrative Board's global remuneration; **2.6.** Other matters that are of the Company's interest. In compliance with CVM Instruction no. 282/98, we hereby inform you that the minimum percentage for participating in the voting capital, necessary for requesting the acquisition of the multiple vote adoption, is of eight percent (8%). **GENERAL INSTRUCTIONS:** A) The power of attorneys, granting representation in the Meeting, shall be deposited with the Presidency of the Administration Council, located at Dr. Edgar Theotônio Santana, 206 - São Paulo - SP, up to twenty-four (24) hours before the meeting is held. B) The holders of shares that are in Fungible Custody as of the date the Meeting is held shall submit, so as to pay them up, the statement that confirms the respective shareholding, issued by the safekeeping agency up to April 23, 2002. São Paulo, April 9, 2002. Signed: Jorge Eduardo Saraiva - President of the Administration Council. (10-11-12)

10

SARAIVA S/A LIVREIROS EDITORES

Open Company - registered with the National Directory of legal Entities ("CNPJ/MF")

under no. 60.500.139/0001-26

SPECIAL MEETING OF THE SHAREHOLDERS HAVING "B" CLASS PREFERRED SHARES

NOTICE OF MEETING

We hereby call you, shareholders that have "B" Class preferred shares, to attend the Special Meeting of the shareholders having "B" Class preferred shares, which shall be held on April 4, 2002, at 4 p.m., **AT THE BUILDING OF THE STAFF OF OFFICERS, LOCATED AT RUA [STREET] DR. EDGAR THEOTÔNIO SANTANA, 206, 3º ANDAR [3rd FLOOR], BARRA FUNDA (ZIP CODE [CEP]: 01140-030), SÃO PAULO-SP**, for resolving on the following Agenda: **Single matter.** Approval, for the purposes of paragraph 5, article 5 of the company's Articles of Association, of the following statutory amendment proposals to be appreciated in the future Special General Meeting: a) Article 5, caption, so as to set forth that the Company's shares have not par value any longer; b) Article 5, paragraph 1, so as to withdraw the right to the prioritary minimum dividend over the shares' par value; c) Article 5, paragraph 4, for setting forth the acquisition of voting right by the preferred shares in the hypotheses set forth by Law or in the aforesaid Articles of Association; d) Article 5, paragraph 5, so as to include the provision relating to the fact that the resolution to amend the advantages or rights granted by the "B" class preferred shares may also occur upon ratification within one year; e) Articles 33, b, and 34, paragraph 2, for adjusting their wordings to the previous amendments; f) renumbering the provisions of the Articles of Association, for the purpose of consolidation. **GENERAL INSTRUCTIONS:** A) The power of attorneys, granting representation in the Meeting, shall be deposited with the Presidency of the Administration Council, located at Dr. Edgar Theotônio Santana, 206 - São Paulo - SP, up to forty-eight (48) hours before the meeting is held. B) The holders of shares that are in Fungible Custody as of the date the Meeting is held shall submit, so as to pay them up, the statement that confirms the respective shareholding, issued by the safekeeping agency up to April 2, 2002. São Paulo, March 19 2002. Signed: Jorge Eduardo Saraiva - President of the Administration Council.

RELEVANT FACT

The Special General Meeting of **Saraiva S.A. Livreiros Editores**, held on April 25, 2002, approved a change in the advantages granted by the preferred shares, consistent with the suppression of the right to minimum priority dividends calculated on the par value of the shares, which was already approved by the Special Meeting of the Preferred Shareholders held on April 4, 2002.

The dissident shareholders may exercise the right of withdrawal, if so desired, pursuant to the terms of article 137 of Law no. 6.404/76, within 30 days following the publication of the minutes of said SGM.

São Paulo, April 25, 2002.

João Luís Ramos Hopp
Director of Investor Relations

12

Editora Saraiva

São Paulo, April 26, 2002
DRI-010/02

CVM - Brazilian Securities Commission
Rua Formosa, 367 - 20º andar
São Paulo - SP

Dear Sirs,

This is to report to you the main resolutions adopted at the Extraordinary and Annual General Meetings of Saraiva S/A Livreiros Editores, held on 4/25/2002, all by a majority vote of those shareholders present:

a) amendment to the Bylaws to provide that the Company shares shall no longer have a par, to remove the right to receive a minimum priority dividend calculated on the par value of the shares, to establish the acquisition of voting rights by preferred shares in the events prescribed by law or in the Bylaws, to provide that the General Meeting resolution on change in benefits or rights conferred by Class B preferred shares may also be adopted by ratification within one year; to terminate the position of Managing Officer and create the position of Electronic Publications Officer, to establish the powers of the Executive Committee and regulate the meetings of this body, to establish reserves to which the net income balance for the fiscal year may be allocated, to rename Class B preferred shares as simply preferred shares, to adapt the wording to the above amendments, to restate the Bylaws;

b) approval of the financial statements;

c) approval of a capital increase into R$ 36,880,000.00 from capital increase reserves;

e) notice of election by the Board of Directors of the members of the Executive Committee and appointment of Mr. João Luís Ramos Hopp as Investor Relations Officer;

f) waiver of formation of the Audit Committee.

We remain at your disposal for any further information.

Yours sincerely,
SARAIVA S/A LIVREIROS EDITORES

[illegible signature]
JOÃO LUÍS RAMOS HOPP
Investor Relations Officer

13

SARAIVA S.A. LIVREIROS EDITORES
CNPJ/MF[1] number 60.500.139/0001-26
[1]CNPJ/MF - The National Directory of Legal Entities of the Brazilian Treasury Department
Open Corporation

INFORMATION TO SHAREHOLDERS - PAYMENT OF INTERESTS ON OWN CAPITAL

We hereby inform to Shareholders that since the Board of Directors, on 03/13/2002, resolved for the payment of a compensation on the own capital, imputing thereto the required dividend in the amount of R$ 7,864,295.80, the Annual General Shareholders' Meeting of 04/25/2002 set forth the date for such a payment, to be effected **as from 06/20/2002**, with no monetary correction.

1. Interests on Own Capital and Income Tax - The shareholders registered with the depositary institution on 03/13/2002 are entitled to receive Interests on Own Capital in a gross amount corresponding to R$ 0.33797014 per share, from which Withholding Taxes are to be discounted, pursuant to the law in force.

2. Directions Concerning the Credit of Interests - 2.1. Regularly registered shareholders - as of 06/20/2002, funds shall be available at the current account and bank domicile provided to Banco Itaú S.A. **2.2. Shareholders with no updated records (without CPF[2] [Individual Taxpayer Registration] /CNPJ[3] [National Directory of Legal Entities] and/or with no information concerning current account/bank domicile) -** shall have their compensation credited as of the 3rd business day to be counted from the date of request, provided that due registrations for reference file's regularization are made to the electronic files of Banco Itaú, to be arranged with the branches authorized to provide services to shareholders, or upon a notice given to Superintendência de Serviços a Acionistas [Superintendence of Services to Shareholders], Banco Itaú S.A. ([Address] Rua [Street] Boa Vista, 185 - 4° andar [floor] - CEP [Zip Code] 01092-900 - São Paulo - SP). **2.3.** Shareholders being users of fiduciary custodies shall have their interests credited pursuant to the procedures adopted by the Stock Exchange. **2.4. Income Tax -** as determined by law, income withholding taxes on compensation amounts shall be incurred at a 15% rate. Legal entities being exempt from withholding shall give evidences of such a condition until 06/17/2002 forwarding the relevant documentation to SARAIVA's Legal Counsel. **The non-submission of such a documentation until 06/17/2002 shall imply the payment after Withholding Taxes discounts.**

3. Places of Servicing: Banco Itaú S.A. - At the branches authorized to provide services to shareholders, within the regular banking hours.

São Paulo, June 14, 2002. **The Board of Directors.**

14

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

Base Date: 12/31/2001

Corporate Law

SEC MAIL PROCESSING RECEIVED JUL 22 2002 WASH. D.C. 155 SECTION

THE REGISTRATION WITH CVM DOES NOT IMPLY ANY CONSIDERATION ON THE COMPANY, AND THEIR OFFICERS ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26
4 - NIRE		
35300025300		

01.02 - HEAD OFFICE

1 - FULL ADDRESS	2 - DISTRICT OR SUBDISTRICT
Av. Marquês de São Vicente n° 1697	Barra Funda

3 - CEP	4 - CITY	5-UF
01139-904	São Paulo	SP

6 - DDD	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	36113344			
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	36113308			

15 - E-MAIL
http://www.editorasaraiva.com.br

01.03 - DIRECTOR OF INVESTORS RELATIONS (Company's mail address)

1 - NAME
João Luís Ramos Hopp

2 - FULL ADDRESS	3 - DISTRICT OR SUBDISTRICT
Rua Edgard Teotônio Santana 206	Barra Funda

4 - CEP	5 - CITY	6 - UF
01140-030	São Paulo	SP

7 - DDD	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3611-3344			
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	3619-3062			

16 - E-MAIL
jlhopp@editorasaraiva.com.br

01.04 - REFERENCE / AUDITOR

FISCAL YEAR	1 - FISCAL YEAR INITIAL DATE	2 - FISCAL YEAR FINAL DATE
1 Last	01/01/2001	12/31/2001
2 One before last	01/01/2000	12/31/2000
3 - Two before last	01/01/1999	12/31/1999

4 - AUDITOR'S DENOMINATION/CORPORATE NAME	5 - CVM CODE
KPMG Auditores Independentes	00418-9
6 - TECH. RESP. PERSON'S NAME	7 - TECH. RESP. PERSON'S CPF
Fernando Octavio Sepulveda Munita	839.708.198-49

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

01.05 - COMPOSITION OF THE CAPITAL STOCK

Number of Shares (Thousand)	1 12/31/2001	2 12/31/2000	3 12/31/1999
Of Paid-in Capital			
1 - Common	9,622	9,622	10,129
2 - Preferred	13,647	13,820	16,467
3 - Total	23,269	23,442	26,596
In Treasury			
4 - Common	0	0	0
5 - Preferred	0	0	772
6 - Total	0	0	772

01.06 - COMPANY'S CHARACTERISTICS

1 -TYPE OF COMPANY Business, Industrial and Other Companies
2 -TYPE OF SITUATION Operational
3- NATURE OF MAJOR SHAREHOLDING National Private
4 - ACTIVITY CODE 1070000 - Publishing and Press
5 - MAIN ACTIVITY Publishing and Printing of Books
6 - CONSOLIDATE TYPE Total

01.07 - CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - MONEY PROCEEDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - PROCEEDS	5 - BEGINNING OF PAYMENT	6 – SHARE TYPE	7 - VALUE OF PROCEEDS PER SHARE

01.09 - INVESTORS' RELATIONS DIRECTOR

1 - DATE	2 – SIGNATURE
03/14/2002	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 - BALANCE SHEETS - ASSETS (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
1	Total Assets	186,113	187,335	147,527
1.01	Current Assets	84,218	92,189	69,470
1.01.01	Available funds	1,463	2,483	1,092
1.01.01.01	Cash and banks	1,463	2,483	1,092
1.01.01.02	Securities	0	0	0
1.01.02	Credits	30,886	40,513	22,594
1.01.02.01	Customers	28,750	36,768	17,942
1.01.02.02	Dividends to receive from controlled company	0	0	140
1.01.02.03	Recoverable taxes	1,831	3,225	4,271
1.01.02.04	Other	305	520	241
1.01.03	Inventories	50,510	47,051	43,732
1.01.03.01	Finished products	30,711	29,711	21,404
1.01.03.02	*Goods for resale*	99	3,446	8,630
1.01.03.03	Products in process	14,652	8,233	9,565
1.01.03.04	Raw material	4,760	5,325	4,012
1.01.03.05	Packaging and consumption materials	288	336	121
1.01.04	Other	1,359	2,142	2,052
1.01.04.01	Expenses of the next fiscal year	1,359	2,142	2,052
1.02	Long term assets	9,522	12,132	5,104
1.02.01	Miscellaneous credits	0	0	0
1.02.02	Credits with related persons	0	4,799	0
1.02.02.01	With affiliates	0	0	0
1.02.02.02	With controlled companies	0	4,799	0
1.02.02.03	With other related persons	0	0	0
1.02.03	Other	9,522	7,333	5,104
1.02.03.01	Deposits for tax incentives	0	0	0
1.02.03.02	In-court deposits	5,470	2,944	826
1.02.03.03	Deferred income tax and social contribution	4,013	3,117	4,245
1.02.03.04	Other	39	1,272	33
1.03	Permanent Assets	92,373	83,014	72,953
1.03.01	Investments	54,282	43,247	38,127

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

1.03.01.01	Interests in affiliates	0	0	0
1.03.01.02	Interests in controlled companies	53,483	42,508	37,388
1.03.01.02.01	Livraria e Papelaria Saraiva S.A.	53,483	42,508	37,388
1.03.01.03	Other Investments	799	739	739
1.03.01.03.01	Tax incentives	744	684	684
1.03.01.03.03	Other	55	55	55
1.03.02	Fixed assets	32,537	32,350	26,286
1.03.02.01	Land	5,019	5,019	5,019
1.03.02.02	Buildings and constructions	6,764	6,544	2,661
1.03.02.03	Furniture, utensils and facilities	6,245	7,728	7,945
1.03.02.04	Vehicles	1,005	805	978
1.03.02.05	Machines and equipment	3,302	4,265	5,096
1.03.02.06	Data processing equipment	9,602	7,351	3,955
1.03.02.07	Other fixed assets	600	638	632
1.03.03	Deferred	5,554	7,417	8,540
1.03.03.01	Premium to amortize	4,759	6,344	7,931
1.03.03.02	Other	795	1,073	609

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 - BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
2	Total liabilities and stockholder's equity	186,113	187,335	147,527
2.01	Current liabilities	63,517	70,550	38,067
2.01.01	Borrowing and Financing operations	8,419	26,624	18,234
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	32,573	24,628	4,028
2.01.04	Taxes, Fees and Contributions	3,082	1,036	1,136
2.01.04.01	Provision for income tax	1,470	0	0
2.01.04.02	Provision for social contribution	0	0	0
2.01.04.03	Taxes and social charges	1,612	1,036	1,136
2.01.05	Payable dividends	0	0	0
2.01.06	Provisions	3,654	3,463	2,703
2.01.06.01	Provision for vacations	2,215	2,033	1,783
2.01.06.02	Interest of officers	1,439	1,430	920
2.01.07	Debts with related persons	0	0	0
2.01.08	Other	15,789	14,799	11,966
2.01.08.01	Payable expenses and accounts	1,621	2,078	620
2.01.08.02	Payable copyrights	6,304	4,289	1,022
2.01.08.03	Proposed interest on proper capital	7,864	8,432	10,324
2.02	Long term liabilities	34,889	34,030	30,858
2.02.01	Borrowing and financing operations	21,809	23,465	22,718
2.02.02	Debentures	0	0	0
2.02.03	Provisions	12,548	9,911	7,512
2.02.03.01	Provisions for contributions and taxes	12,548	9,911	7,512
2.02.04	Debts with related persons	0	0	0
2.02.05	Other	532	654	628
2.03	Results from future fiscal years	0	0	0
2.05	Stockholders' equity	87,707	82,755	78,602
2.05.01	Realized capital stock	34,715	34,460	34,309
2.05.01.01	Updated capital stock	34,715	34,460	34,309
2.05.02	Capital reserves	13,947	13,503	13,503
2.05.02.01	Reserves for tax incentives	4,427	4,123	4,123

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

2.05.02.02	Reserve of subscribers' premium	8,653	8,513	8,513
2.05.02.03	Reserve to maintain proper working capital	724	724	724
2.05.02.04	Other	143	143	143
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Proper assets	0	0	0
2.05.03.02	Controlled companies/ affiliates	0	0	0
2.05.04	Profit reserves	37,808	33,555	29,553
2.05.04.01	Legal	5,519	4,871	4,227
2.05.04.02	Statutory	0	0	(2,892)
2.05.04.02.01	Treasury shares	0	0	(2,892)
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Of Realizable Profits	0	0	0
2.05.04.05	Retention of Profits	0	0	0
2.05.04.06	Special for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	32,289	28,684	28,218
2.05.04.07.01	Reserve for capital increase	32,289	28,684	28,218
2.05.05	Cumulated profit/loss	1,237	1,237	1,237

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

03.01 - STATEMENTS OF INCOME (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2001	4 - 01/01 - 12/31/2000	5 - 01/01 - 12/31/1999
3.01	Gross Revenue from sales and/or services	201,699	178,314	112,065
3.02	Deductions from gross revenue	(7,359)	(6,507)	(3,783)
3.03	Net Revenue from sales and/or services	194,340	171,807	108,282
3.04	Cost of goods and/or services sold	(67,938)	(64,091)	(34,826)
3.05	Gross Income	126,402	107,716	73,456
3.06	Operating expenses/revenues	(114,248)	(97,021)	(75,680)
3.06.01	With sales	(53,058)	(43,708)	(33,118)
3.06.02	General and administrative	(28,530)	(25,833)	(22,121)
3.06.02.01	Officers' fees	(1,816)	(1,674)	(1,267)
3.06.02.02	Other	(26,714)	(24,159)	(20,854)
3.06.03	Financial	(23,008)	(17,351)	(20,999)
3.06.03.01	Financial revenues	832	1,506	5,166
3.06.03.02	Financial expenses	(23,840)	(18,857)	(26,165)
3.06.04	Other operating revenues	749	827	2,781
3.06.05	Other operating expenses	(6,376)	(7,064)	(4,415)
3.03.05.01	Depreciation	(6,314)	(7,010)	(4,228)
3.03.05.02	Other	(62)	(54)	(187)
3.03.06	Income from equity method	(4,025)	(3,892)	2,192
3.07	Operating income	12,154	10,695	(2,224)
3.08	Non-operating income	(323)	119	286
3.08.01	Revenues	10	119	555
3.08.02	Expenses	(333)	0	(269)
3.09	Income before Taxation/Interest	11,831	10,814	(1,938)
3.10	Provision for Income Tax and Social Contribution	(6,067)	(3,911)	0
3.11	Deferred Income Tax	763	(1,032)	813
3.12	Statutory Interests/Contributions	(1,439)	(1,430)	(920)
3.12.01	Interests	(1,439)	(1,430)	(920)
3.12.01.01	Officers' interests	(1,439)	(1,430)	(920)
3.12.02	Contributions	0	0	0
3.13	Reversion of Interests on Proper Capital	7,864	8,432	10,324
3.15	Profit/Loss of the fiscal year	12,952	12,873	8,279

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

	NUMBER OF EX-TREASURY SHARES (Thousand)	23,269	23,442	25,824
	PROFIT PER SHARE	0.55662	0.54914	0.32059
	LOSS PER SHARE			

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

04.01 - STATEMENT OF CASH FLOWS (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2001	4 - 01/01 - 12/31/2000	5 - 01/01 - 12/31/1999
4.01	INFLOW	39,558	42,520	36,607
4.01.01	From Operations	28,917	28,188	21,400
4.01.01.01	Profit/loss from the fiscal year	12,952	12,873	8,279
4.01.01.02	Amounts not representing movement in working capital	15,965	15,315	13,121
4.01.01.02.01	Depreciation and amortization	7,958	7,333	4,554
4.01.01.02.02	Equiv. Div. stockholder's equity and capital gain	4,025	3,880	(2,051)
4.01.01.02.03	Exchange monetary variation long term assets liabilities	4,454	2,715	8,798
4.01.01.02.04	Deferred income tax and social contribution	(1,018)	1,287	(807)
4.01.01.02.05	Write-offs of investments	0	0	1,585
4.01.01.02.06	Write-offs of fixed and deferred assets	303	100	773
4.01.01.02.07	Provision for losses on investments	243	0	269
4.01.02	From Stockholders	161	0	0
4.01.02.01	Capital increase	21	0	0
4.01.02.02	Reserve of subscribers' premium	140	0	0
4.01.03	From third parties	10,480	14,332	15,207
4.01.03.01	Capital reserve from tax incentives	304	0	336
4.01.03.05	Financing obtained	0	3,495	0
4.01.03.06	Established dividends - rev. Interests on proper capital	0	0	358
4.01.03.07	Increase in long term liabilities	2,078	1,837	1,424
4.01.03.08	Reduction in long term assets	8,098	9,000	13,089
4.02	OUTFLOW	40,496	52,284	30,916
4.02.01	Proposed interests on proper capital	7,864	8,432	10,324
4.02.02	Acquisition of fixed and deferred assets	6,584	12,374	7,227
4.02.03	Investments	304	0	336
4.02.04	Incorporation of unrealized assets from controlled companies	0	0	1,499
4.02.05	Payment of controlled company capital increase	15,000	9,000	0
4.02.06	Treasury shares	0	0	1,402

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

4.02.07	Cancellation of treasury shares	29	0	0
4.02.08	Reduction of long term liabilities	0	0	4,902
4.02.09	Increase in long term assets	4,592	17,156	752
4.02.10	Payment of established dividends	0	288	0
4.02.11	Transfer to current liabilities	5,551	5,034	4,474
4.02.12	Extinction of preferred shares - PNA	572	0	0
4.03	Increase/Decrease in Current Capital	(938)	(9,764)	5,691
4.04	Variation of Current Assets	(7,971)	22,719	14,429
4.04.01	Current assets beginning of the fiscal year	92,189	69,470	55,041
4.04.02	Current assets end of the fiscal year	84,218	92,189	69,470
4.05	Variation of Current Liabilities	(7,033)	32,483	8,738
4.05.01	Current liabilities beginning of the fiscal year	70,550	38,067	29,329
4.05.02	Current liabilities end of the fiscal year	63,517	70,550	38,067

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

05.01 - STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY FROM 01/01/2001 TO 12/31/2001 (Thousand Reais)

01 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 – PROFIT RESERVES	7 - CUMULATED PROFIT/LOSSES	8 - TOTAL STOCKHOLDERS' EQUITY
5.01	Starting Balance	34,460	13,503	0	33,555	1,237	82,755
5.02	Adjustment from prior fiscal years	0	0	0	0	0	0
5.03	Increase/Reduction in Capital Stock	255	140	0	(234)	0	161
5.03.01	With profit reserves	234	0	0	(234)	0	0
5.03.02	Private Subscription	21	140	0	0	0	161
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	(29)	0	(29)
5.06	Profit/Loss from the fiscal year	0	0	0	0	12,952	12,952
5.07	Destinations	0	0	0	5,088	(12,952)	(7,864)
5.07.01	Legal Reserve	0	0	0	648	(648)	0
5.07.02	Transfer to profit reserve	0	0	0	4,440	(4,440)	0
5.07.03	Interests on proper capital	0	0	0	0	(7,864)	(7,864)
5.08	Other	0	304	0	(572)	0	(268)
5.08.01	Option of Tax incentive – IR	0	304	0	0	0	304
5.08.02	Extinction of preferred shares – PNA	0	0	0	(572)	0	(572)
5.09	Ending Balance	34,715	13,947	0	37,808	1,237	(87,707)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

05.02 - STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY FROM 01/01/2000 TO 12/31/2000 (Thousand Reais)

01 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 – PROFIT RESERVES	7 - CUMULATED PROFIT/LOSSES	8 - TOTAL STOCKHOLDERS' EQUITY
5.01	Starting Balance	34,309	13,503	0	29,553	1,237	78,602
5.02	Adjustment from prior fiscal years	0	0	0	0	0	0
5.03	Increase/Reduction in Capital Stock	151	0	0	(151)	0	0
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Profit/Loss from the fiscal year	0	0	0	0	12,873	12,873
5.07	Destinations	0	0	0	4,153	(12,585)	(8,432)
5.07.01	Legal Reserve	0	0	0	644	(644)	0
5.07.02	Transfer to profit reserve	0	0	0	3,509	(3,509)	0
5.07.03	Proposed interests on proper capital	0	0	0	0	(8,432)	(8,432)
5.08	Other	0	0	0	0	(288)	(288)
5.08.01	Payment of established dividends	0	0	0	0	(288)	(288)
5.09	Ending Balance	34,460	13,503	0	33,555	1,237	82,755

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

05.03 - STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY FROM 01/01/1999 TO 12/31/1999 (Thousand Reais)

01 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 – PROFIT RESERVES	7 - CUMULATED PROFIT/LOSSES	8 - TOTAL STOCKHOLDERS' EQUITY
5.01	Starting Balance	32,447	13,167	0	34,504	1,237	81,355
5.02	Adjustment from prior fiscal years	0	0	0	0	0	0
5.03	Increase/Reduction in Capital Stock	1,862	0	0	(1,862)	0	0
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	(1,402)	0	(1,402)
5.06	Profit/Loss from the fiscal year	0	0	0	0	8,279	8,279
5.07	Destinations	0	0	0	414	(10,738)	(10,324)
5.07.01	Legal Reserve	0	0	0	414	(414)	0
5.07.02	Proposed interests on proper capital	0	0	0	0	(10,324)	(10,324)
5.08	Other	0	336	0	(2,101)	2,459	694
5.08.01	Established dividends - rev. Interests on proper capital	0	0	0	0	358	358
5.08.02	Reversion of reserves	0	0	0	(2,101)	2,101	0
5.08.03	Option of Tax incentive - IR	0	336	0	0	0	336
5.09	Ending Balance	34,309	13,503	0	29,553	1,237	78,602

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
1	Total Assets	242,009	246,499	192,642
1.01	Current Assets	147,065	145,942	112,494
1.01.01	Available funds	9,070	8,035	3,230
1.01.01.01	Cash and banks	7,260	8,035	3,077
1.01.01.03	Securities	1,810	0	153
1.01.02	Credits	46,478	47,706	31,064
1.01.02.01	Customers	43,769	43,177	24,273
1.01.02.02	Recoverable taxes	2,108	3,913	6,382
1.01.02.03	Other	601	616	409
1.01.03	Inventories	90,102	88,018	76,115
1.01.03.01	Finished products and goods	70,175	73,813	62,153
1.01.03.02	Products in process	14,652	8,233	9,565
1.01.03.03	Raw material	4,760	5,325	4,012
1.01.03.04	Packaging and consumption materials	515	647	385
1.01.04	Other	1,415	2,183	2,085
1.01.04.01	Expenses of the next fiscal year	1,415	2,183	2,085
1.02	Long term assets	21,207	14,440	8,288
1.02.01	Miscellaneous credits	0	0	0
1.02.02	Credits with related persons	0	0	0
1.02.02.01	With affiliates	0	0	0
1.02.02.02	With controlled companies	0	0	0
1.02.02.03	With other related persons	0	0	0
1.02.03	Other	21,207	14,440	8,288
1.02.03.01	Deposits for tax incentives	0	0	0
1.02.03.02	In-court deposits	11,381	6,286	2,000
1.02.03.03	Deferred income tax and social contribution	9,785	6,880	6,113
1.02.03.04	Other	41	1,274	175
1.03	Permanent Assets	73,737	86,117	71,860
1.03.01	Investments	1,079	1,019	1,011
1.03.01.01	Interests in affiliates	0	0	0
1.03.01.02	Interests in controlled companies	0	0	0

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

1.03.01.02.01	Premium on investment in controlled company	0	0	0
1.03.01.03	Other Investments	1,079	1,019	1,011
1.03.01.03.01	Tax incentives	1,024	964	956
1.03.01.03.02	Other	55	55	55
1.03.02	Fixed assets	58,438	63,565	51,785
1.03.02.01	Land	5,022	5,022	5,022
1.03.02.02	Buildings and constructions	8,152	8,007	4,200
1.03.02.03	Furniture, utensils and facilities	24,731	29,775	25,843
1.03.02.04	Vehicles	1,107	1,052	1,069
1.03.02.05	Machines and equipment	3,485	4,484	5,352
1.03.02.06	Data processing equipment	14,745	13,991	9,075
1.03.02.07	Other fixed assets	1,196	1,234	1,224
1.03.03	Deferred	14,220	21,533	19,064
1.03.03.01	Premium to amortize	4,759	6,344	7,931
1.03.03.02	Other	9,461	15,189	11,133

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

06.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
2	Total liabilities and stockholder's equity	242,009	246,499	192,642
2.01	Current liabilities	94,168	101,144	64,568
2.01.01	Borrowing and Financing operations	14,319	33,075	26,851
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	51,013	44,223	17,952
2.01.04	Taxes, Fees and Contributions	5,148	2,125	1,902
2.01.04.01	Provision for income tax	1,470	0	0
2.01.04.02	Social contribution	0	0	0
2.01.04.03	Taxes and social charges	3,678	2,125	1,902
2.01.05	Payable dividends	0	0	0
2.01.06	Provisions	5,229	4,804	3,679
2.01.06.01	Provision for vacations	3,790	3,374	2,694
2.01.06.02	Interest of officers	1,439	1,430	985
2.01.07	Debts with related persons	0	0	0
2.01.08	Other	18,459	16,917	14,184
2.01.08.01	Payable expenses and accounts	4,291	4,196	2,838
2.01.08.02	Copyrights	6,304	4,289	1,022
2.01.08.03	Proposed interest on proper capital	7,864	8,432	10,324
2.02	Long term liabilities	60,087	62,550	49,417
2.02.01	Borrowing and financing operations	32,052	38,934	33,629
2.02.02	Debentures	0	0	0
2.02.03	Provisions	26,843	21,615	14,411
2.02.03.01	Provisions for contributions and taxes	26,843	21,615	14,411
2.02.04	Debts with related persons	0	0	0
2.02.05	Other	1,192	2,001	1,377
2.03	Results from future fiscal years	0	0	0
2.04	Minor interests	47	50	55
2.05	Stockholders' equity	87,707	82,755	78,602
2.05.01	Realized capital stock	34,715	34,460	34,309
2.05.01.01	Updated capital stock	34,715	34,460	34,309
2.05.02	Capital reserves	13,947	13,503	13,503

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

2.05.02.01	Reserves for tax incentives	4,427	4,123	4,123
2.05.02.02	Reserve of subscribers' premium	8,653	8,513	8,513
2.05.02.03	Reserve to maintain proper working capital	724	724	724
2.05.02.04	Other	143	143	143
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Proper assets	0	0	0
2.05.03.02	Controlled companies/ affiliates	0	0	0
2.05.04	Profit reserves	37,808	33,555	29,553
2.05.04.01	Legal	5,519	4,871	4,227
2.05.04.02	Statutory	0	0	(2,892)
2.05.04.02.01	Treasury shares	0	0	(2,892)
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Of Realizable Profits	0	0	0
2.05.04.05	Retention of Profits	0	0	0
2.05.04.06	Special for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	32,289	28,684	28,218
2.05.04.07.01	Reserve for capital increase	32,289	28,684	28,218
2.05.05	Cumulated profit/loss	1,237	1,237	1,237

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

07.01 - CONSOLIDATED STATEMENTS OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2001	4 - 01/01 - 12/31/2000	5 - 01/01 - 12/31/1999
3.01	Gross Revenue from sales and/or services	407,929	352,751	253,858
3.02	Deductions from gross revenue	(27,690)	(24,162)	(17,406)
3.03	Net Revenue from sales and/or services	380,239	328,589	236,452
3.04	Cost of goods and/or services sold	(181,048)	(160,495)	(108,187)
3.05	Gross Income	199,191	168,094	128,265
3.06	Operating expenses/revenues	(188,935)	(159,328)	(128,710)
3.06.01	With sales	(109,353)	(88,739)	(74,050)
3.06.02	General and administrative	(39,380)	(35,346)	(30,221)
3.06.02.01	Officers' fees	(2,888)	(2,610)	(1,775)
3.06.02.02	Other	(36,492)	(32,736)	(28,446)
3.06.03	Financial	(25,947)	(21,207)	(24,394)
3.06.03.01	Financial revenues	1,927	2,680	6,852
3.06.03.02	Financial expenses	(27,874)	(23,887)	(31,246)
3.06.04	Other operating revenues	1,051	1,202	3,900
3.06.05	Other operating expenses	(15,306)	(15,238)	(3,945)
3.06.05.01	Depreciation	(15,203)	(15,137)	(3,698)
3.06.05.02	Other	(103)	(101)	(247)
3.06.06	Income from equity method	0	0	0
3.07	Operating income	10,256	8,766	(445)
3.08	Non-operating income	(437)	148	59
3.08.01	Revenues	10	189	638
3.08.02	Expenses	(447)	(41)	(579)
3.09	Income before Taxation/Interest	9,819	8,914	(386)
3.10	Provision for Income Tax and Social Contribution	(6,067)	(3,911)	(1,281)
3.11	Deferred Income Tax	2,772	863	608
3.12	Statutory Interests/Contributions	(1,439)	(1,430)	(985)
3.12.01	Interests	(1,439)	(1,430)	(985)
3.12.01.01	Officers' interests	(1,439)	(1,430)	(985)
3.12.02	Contributions	0	0	0
3.13	Reversion of Interests on Proper Capital	7,864	8,432	10,324
3.14	Minor interests	3	5	(1)

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

3.15	Profit/Loss of the fiscal year	12,952	12,873	8,279
	NUMBER OF EX-TREASURY SHARES (Thousand)	23,269	23,442	25,824
	PROFIT PER SHARE	0.55662	0.54914	0.32059
	LOSS PER SHARE			

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

08.01 - CONSOLIDATED STATEMENT OF CASH FLOWS (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2001	4 - 01/01 - 12/31/2000	5 - 01/01 - 12/31/1999
4.01	INFLOW	42,887	53,478	38,593
4.01.01	From Operations	36,936	34,678	30,407
4.01.01.01	Profit/loss from the fiscal year	12,952	12,873	8,279
4.01.01.02	Amounts not representing movement in working capital	23,984	21,805	22,128
4.01.01.02.01	Depreciation and amortization	19,339	17,633	11,747
4.01.01.02.02	Deferred income tax and social contribution	(3,027)	(608)	(602)
4.01.01.02.03	Minor interests	(3)	(5)	1
4.01.01.02.04	Exchange monetary variation long term assets liabilities	5,455	3,944	9,658
4.01.01.02.05	Write-offs of investments	0	0	69
4.01.01.02.06	Write-offs of fixed and deferred assets	1,977	811	920
4.01.01.02.07	Provision for losses on investments	243	30	335
4.01.02	From Stockholders	161	0	0
4.01.02.01	Capital increase	21	0	0
4.01.02.02	Reserve of subscribers' premium	140	0	0
4.01.03	From third parties	5,790	18,800	8,186
4.01.03.01	Capital reserve from tax incentives	304	0	336
4.01.03.05	Financing obtained	0	12,585	3,025
4.01.03.06	Established dividends - rev. Interests on proper capital	0	0	358
4.01.03.07	Increase in long term liabilities	4,247	6,215	4,141
4.01.03.08	Reduction in long term assets	1,239	0	326
4.02	OUTFLOW	34,788	56,606	46,773
4.02.01	Proposed interests on proper capital	7,864	8,432	10,324
4.02.02	Acquisition of fixed and deferred assets	8,875	32,694	17,127
4.02.03	Acquisition of investments	304	37	419
4.02.04	Treasury shares	0	0	1,402
4.02.05	Cancellation of treasury shares	29	0	0
4.02.06	Reduction of long term liabilities	0	0	7,196
4.02.07	Increase in long term assets	5,101	5,384	1,977
4.02.08	Transfers to current assets	12,043	9,771	8,328

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

4.02.09	Payment of established dividends	0	288	0
4.02.10	Extinction of preferred shares - PNA	572	0	0
4.03	Increase/Decrease in Current Capital	8,099	(3,128)	(8,180)
4.04	Variation of Current Assets	1,123	33,448	3,571
4.04.01	Current assets beginning of the fiscal year	145,942	112,494	108,923
4.04.02	Current assets end of the fiscal year	147,065	145,942	112,494
4.05	Variation of Current Liabilities	(6,976)	36,576	11,751
4.05.01	Current liabilities beginning of the fiscal year	101,144	64,568	52,817
4.05.02	Current liabilities end of the fiscal year	94,168	101,144	64,568

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

Opinion from independent auditors

To the Directors and Stockholders' of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have examined the balance sheets of Saraiva S.A. Livreiros Editores and the consolidated balance sheets of this Publisher and its controlled company as of December 31, 2001 and 2000 and the corresponding statements of income, statements of changes in stockholders' equity and statements of cash flows, corresponding to the fiscal years ended as of such dates, prepared under the responsibility of its management. Our responsibility is to state an opinion on these financial statements.

Our examinations have been conducted according to the audit standards applicable in Brazil and included: (a) the planning of the works, considering the relevance of balances, the volume of transactions and the accounting and internal-control systems of the Company and its controlled company; (b) the finding, based on tests, of the evidences and records that support the disclosed amounts and accounting information; and (c) the evaluation of the most relevant accounting practices and estimates adopted by the management of the company taken as a whole.

In our opinion, the financial statements referred to above fairly present, in all relevant respects, the equity and financial position of Saraiva S.A. Livreiros Editores and the consolidated equity and financial position of this Publisher and its controlled company as of December 31, 2001 and 2000, the results from its operations, the changes in its stockholders' equity and its cash flows, corresponding to the fiscal years ended on that dates, according to the accounting practices issued by the Brazilian corporate legislation.

March 14, 2002.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Fernando Octavio Sepúlveda Munita

Accountant - CRC 1SP105080/O-0

10.01 - MANAGEMENT REPORT

1. HIGHLIGHTS

The year of 2001 brought relevant progress to Saraiva. The Publisher reached the record sales of didactic books to the Government, within the scope of the National Program of Didactic Books for the school year of 2002 (PNLD/2002). The areas of didactic books (private market) and legal books presented excellent results, both of them with a two-digit increase in revenues.

Net sales of physical stores of the Bookshop presented an increase of 8% in the "same stores" concept, a fact of relevant highlight when considering the economy instability scenario occurred in 2001. The Bookshop also advanced in the prospecting of strategic locations to continue the physical stores network expansion program. The on-line retail operation presented an expressive growth and indicators show that the positive cash-flow by the end of 2002 will be reached.

For the 9th consecutive year, the consolidated sales growth index was two-digits long (16%), reaching the gross turnover of R$ 407.9 million. The consolidated EBITDA achieved a new record, reaching R$ 51.4 million. The net profit of the fiscal year was of R$ 13.0 million. Even with the increase of financial expense caused by the exchange devaluation in 2001, the profit for the period was literally above the result for 2000.

2. SCENARIO AND MARKET

The national economic environment of 2001 was marked by great challenges. There was a power crisis and the reflexes of the problems of Argentina and international terrorism acts. Despite the unstable situation, the Brazilian economy has shown a good capacity of assimilation. The success n the tax results of public accounts and the recovery of the commercial balance have contributed to improve the perception of risk in relation to Brazil at the end of the year and favored the perspectives of a scenario of resuming of economic growth.

10.01 - MANAGEMENT REPORT

For a consistent and sustainable economic growth, besides the tax balance in public accounts, it is indispensable that society carries out a continuous development of the educational level. In this sense, it is worth underlining the material advancements found in the period of 1994-2001, that represent an important point of inflexion in the structural characteristics of the Brazilian educational system.

NUMBER OF ENROLLMENTS (thousand)

YEAR	CHILDREN EDUCATION	FUNDAMENTAL SCHOOL (*)	INTERMEDIATE SCHOOL(1) (**)	HIGHER EDUCATION	HIGHER EDUCATION (graduate courses)
1994	4,003	32,008	5,276	1,661	57
2001	4,815	35,370	9,418	2,693(2)	97 (2)
Growth 94/01	20%	11%	79%	62%	68%

Source: MEC/INEP/SEEC/CAPES

(1) Includes *supletivo* (***)

(2) data related to 2000

Translator's Notes:

(*) *Fundamental School* consists in the first 8 school years.

(**) *Intermediate School* consists in the 3 or 4 years after fundamental school.

(***) *Supletivos* are short-duration replacement courses intended for people who missed one, some or all fundamental or intermediate school years.

It is important to underline that the advancements are not restricted to the quantitative sphere. Quality is also being subject of coordinated actions. Currently, there are processes to evaluate education at all levels.

3. INVESTMENTS

During the last fiscal year, R$ 8.9 million were invested. The year of 2001 was voted more for prospecting than for effectuation of new investments, both in the search for acquisition opportunities in the Publisher and in the definition of the best locations for the next Mega Stores in the Bookshop.

The main investments in the **Publisher** were:

- ✓ Acquisition of a business intelligence tool and other investments in information technology, mainly intended to complement the implementation of the corporate management integrated software.
- ✓ Increase in the offer of products and services available in our law-operators portal (www.saraivajur.com.br), adding to the already recognized legislation and case-law products:

- ⇨ release of 21 products that are being marketed on-line;
- ⇨ creation of several channels with distinct services that are extremely useful to the law operators in day-to-day activities ("Procedural Term", "Highlight Subjects", "Economic indicators" and "Communities");

10.01 - MANAGEMENT REPORT

- ⇨ creation of a direct link to our electronic retail site, www.saraiva.com.br. In 9 months of operation, about 30 thousand users clicked the link, and the conversion rate was of about 5%;
- ⇨ a new partnership with Microsoft, through which a resource was developed with the purpose that, when certain expressions are typed within "Word" word processor, the software suggests alternatives related to the subject and open a link to "saraivajur";
- ⇨ several partnerships were developed in 2001 and will be implemented in 2002. These alliances are part of a more aggressive commercial strategy, after the technologic infrastructure focused on customer service is consolidated.

- ✓ release of the new version of the publishing site of the area of economics and management books, with several innovations, including the new "test bank", an additional tool for professors in the preparation of tests;
- ✓ acquisition of the small editorial collection of Solução Editora de São Paulo, strengthening our position in the didactic publishing market;

For 2002, we continue to pursue opportunities for acquisition of or association with companies of the sector, in line with our long-term strategic view. Our strategy aims at leading our markets of action. By reaching this goal, we will increase the generation of value to our stockholders and the well-being of our employees, customers and the communities with which we operate.

In the **Bookshop**, during the year of 2001, we performed several studies with the purpose of defining the location of the future stores within the program of expansion of the physical stores network.

The location decision is fundamental for the following investments to add material value for the company. Our studies are supported on the following premises:

- ✓ Geographical focus. The next stores will be installed in cities with large consumption potential and where a poor service by the local book-selling market is found;
- ✓ Decreasing initial investments. After 6 years of experience ad 12 Mega Stores in operation, we obtained enough know how for new stores to have a material reduction in the investment/m^2. The last stores have been opened with an average reduction of 30% in relation to the first ones;
- ✓ Decreasing maintenance costs. Due to the success of our first Mega Stores, Saraiva has now the status of anchor or semi-anchor store, what favors the conditions of negotiation with shopping centers' administrators;
- ✓ Better administration of working capital. Because of the experience acquired in the operation, the development of partnerships with suppliers based on the tradition and scale obtained and the investments in information technology, distribution and rationalization of inventories, our working capital needs have been marginally decreasing for each store opened.

Currently, there is one store already contracted, that will be opened in April 2002:

- ✓ "Mega Store" Shopping Tijuca, in Rio de Janeiro.

The other highlights occurred in 2001 in the network of physical stores were:

- ✓ revision of the strategy for the two Mega Stores located in Shopping Eldorado, in São Paulo. Mega Store Music Hall (the only store in the network with mix concentrated in audio and video products) was gradually deactivated (the closing took place in Jan/02). We have found that this model of store did not bring the expected return. At the same time, the other store located in this shopping was expanded, with the purpose of improving the

product mix offered, making use of the existing synergies between the area of books and of audio and video products;

- ✓ closing of the store located within Universidade São Judas, in São Paulo, as a result of not reaching the expected return;
- ✓ increase of efficiency in the administration of working capital, result of the investments in information technology and the advancements in the purchasing management. The comparable inventory of physical stores dropped 5% in the last 12 months, even with an increase of 8% in sales. The movement of inventories in 2001 was improved in 21 days, in comparison with the year of 2000.

In our e-commerce operations, the main highlights were:

- ✓ release of a new version of the website www.saraiva.com.br, with visual presentation more modern. This new version has resources that permit even faster and easier navigation, besides an efficient search for products and services of online follow-up of orders;
- ✓ realization of investments in technology aiming at the continuous improvement in services and logistics. Saraiva was elected the best online retailer in replacement and return services, according to Revista do Consumidor (Consumer Magazine) published by Idec;
- ✓ effectuation of investments in security of electronic transactions. We have been the first e-commerce company in Brazil to receive the seal of security and privacy of PricewaterhouseCoopers;
- ✓ election of Saraiva as highlight in the year of 2001, in the segment Bookshop of B2C (Business to Consumer) category, in a poll performed by IDG Computer World do Brasil, in partnership with IDC Brasil - International Data Corporation.

All investments were performed with focus on profitability, through maximization of the use of synergies with physical stores. We took firm steps towards the goal of achieving a positive cash flow still in 2002.

We underline below the expressive evolution of the performance indicators of "saraiva.com".

Indicators	**2001**	**2000**
. Customers (thousand)	480	230
. Page views/month (million)	14	6
. Unique visitors/month (thousand)	1,250	850
. Percentage on total net sales of the Bookshop	7.9	5.0
. Average ticket (R$)	55	36

4. HUMAN RESOURCES

The consolidated personnel staff ended the year with 2,446 employees, with a reduction of 173 collaborators in relation to the prior year. If we exclude the effect of collaborators from our online retail, a fully-growing operation, we conclude that this number reaches 195. This reduction was caused by measures for rationalization and productivity gains obtained with the automation of processes.

10.01 - MANAGEMENT REPORT

The productivity index, measured by the turnover/employee ratio presented a noticeable evolution, from R$ 134.7 thousand in 2000 to R$ 166.8 thousand in 2001, showing a growth of 24%.

The qualification of our professionals is one of the priorities of the company. In this regard, 2001 was the year of important achievements in this area:

- ✓ In the Publisher, several technical development courses were made available;
- ✓ In the Bookshop, there were several motivational actions and pioneer initiatives for training enhancement;
- ⇨ Creation of the company's mission statement, in a participative event that involved all collaborators in the construction of the text that defined the true "mission statement of the Bookshop": "Our commitment is to innovate, always seeking to contribute to the culture, entertainment and leisure of our customers, offering a variety of products, quality in services and excellence in customer service";
- ⇨ Realization of courses, lectures and meetings with authors and publishers, that counted on the participation of 5,547 people and 27 thousand training hours.

5. RESULTS

PUBLISHER

The table below summarizes the main data for economic-financial performance:

R$ million

Description	2001		2000		AH%
	Value	AV%	Value	AV%	
Net sale	194.3	100.0%	171.8	100.0%	13%
Gross margin	126.4	65.0%	107.7	62.7%	17%
Operating expenses	87.9	45.2%	76.6	44.6%	15%
EBITDA	45.5	23.4%	38.0	22.1%	20%
Net financial result	(23.0)	(11.8%)	(17.4)	(10.1%)	33%
Net profit before equity method	17.0	8.7%	16.8	9.8%	1%

Net sales increased 13%, from R$ 171.8 million to R$ 194.3 million in 2001. This performance indicates that we increased our market share. According to estimates of the National Union of Book Publishers (SNEL), the Brazilian publishing market grew 5% in 2001.

All main book lines presented growth, specially the areas of didactic and legal books. In the line of didactic books (private market), there was an increase of 25% and in the sales to the government the amount sold was a record for the second consecutive year. In the area of legal books, the growth was of 10% in sales. The more recent publishing areas, of paradidactic and economics and administration books, also had an excellent performance, presenting respective growths of 43% and 23%.

The other highlights in the period were:

10.01 - MANAGEMENT REPORT

Improvement in the gross margin, from 62.7% in 2000 to 65.0% in 2001, explained mainly by the adjustment of prices made in the end of 2000, recomposing the margin that in such year was affected by the increase in price of paper raw material;

The operating expenses presented a growth a little higher than that of sales, 15% vs. 13%. The higher-than-ideal growth in expenses resulted in the creation, in September 2001, of an action plan focused on cash management. The scope of action of this plan includes measures in several fronts that result in gains in Saraiva's cash management, through reduction of expenses, extension of supplier payment terms and reduction in the sales reception terms. Several measures were adopted in the end of 2001, including the rationalization in the collaborators staff. The annual savings expected from 2002 is of R$ 3.6 million;

20% growth in the generation of operating cash by EBITDA. The EBITDA/Net Sales margin increased from 22.1% in 2000 to 23.4% in 2001;

worsening in the financial result. In 2001, the net financial result was negative in R$ 23.0 million, vs. R$ 17.4 million in 2000. This increase in financial expenses occurred mainly as a result of the exchange devaluation, the result of which was fully acknowledged in the period. It is worth mentioning that the liabilities currently exposed to exchange variation is of US$ 9.2 million, from the long-term financing (to end in 2006) obtained with IFC;

The net profit, before equity method of the Bookshop, presented an 1% growth, from R$ 16.8 million in 2000 to R$ 17.0 million in 2001.

BOOKSHOP

Aiming at a more precise analysis, we demonstrate below the main financial data of the Bookshop, separating the result of physical stores and that of online retail through the website saraiva.com.br. The aggregate data of the Bookshop (physical stores + online retail) are informed in the explanatory notes on investments.

PHYSICAL STORES

Economic-financial performance:

R$ million

Description	2001		2000		AH%
	Value	AV%	Value	AV%	
Net sale	177.3	100.0%	155.8	100.0%	14%
Gross margin	66.9	37.7%	58.3	37.4%	15%
Operating expenses	61.8	34.9%	54.5	35.0%	13%
EBITDA	13.6	7.7%	12.0	7.7%	14%
Net result	1.8	1.0%	0.9	0.6%	108%

The main highlights in the performance of physical stores in 2001 were:

- ✓ 14% growth in net sales as a result of:
- ⇨ 4 Mega Stores opened during 2000 and that fully participated in the sales in 2001;
- ⇨ Increase of 8% in sales of comparable stores. Considering the environment of uncertainties in the economy that prevailed in 2001, this performance shows the success of the retail model adopted by Saraiva.

10.01 - MANAGEMENT REPORT

✓ The gross margin presented an improvement for the 3rd consecutive year, from 37.4% in 2000 to 37.7% in 2001. This result reflect the actions focused on the increase of operating efficiency through:

⇨ Investments in information technology, distribution and rationalization of inventories;

⇨ Improvement in the conditions of supply, from partnerships with suppliers;

⇨ Higher proportion in sales of literature books, that are higher-gross-margin products;

⇨ Lower indexes of breaking of goods.

✓ Slight improvement in the operating expenses/sales ratio, from 35.0% in 2000 to 34.9% in 2001. Our expectation is of more significant efficiency gains from 2002, with the dilution of fixed expenses, resulting from the larger scale to be obtained and from the savings generated by measures already adopted in the cash management action plan. In the Bookshop (including physical and .com stores) the expected annual savings from 2002 are of R$ 1.2 million.

✓ The EBITDA grew 14%, from R$ 12.0 million in 2000 to R$ 13.6 million in 2001. The EBITDA margin remained constant in 7.7%.

✓ The net result of 2001 was a profit of R$ 1.8 million, against a profit of R$ 0.9 million in 2000.

Below you can find a comparison between the results obtained by Saraiva and the best standards of the international retail.

	Sales/m^2 in US$	EBITDA Margin	Net Margin
Saraiva - Physical stores	4,249	7.7%	1.0%
Average - Latin America(1)	4,161	6.9%	1.5%
Average - USA(1)	4,296	7.0%	2.4%
Average - Europe(1)	5,487	6.2%	1.9%

(1) Data on the international market was extracted from the JP Morgan Report "Latin American Retailing Weekly" published on 01/16/02.

SARAIVA.COM.BR

R$ million

Description	2001		2000		AH%
	Value	AV%	Value	AV%	
Net sale	15.3	100.0%	8.3	100.0%	85%
Gross margin	5.9	38.5%	2.1	26.0%	174%
Operating expenses	14.2	93.0%	8.2	99.2%	74%
EBITDA	(7.7)	-50.1%	(5.8)	-70.1%	32%
Net result	(5.8)	-38.1%	(4.8)	-57.9%	22%

The main highlights found in the above figures were:

✓ 85% growth in net sales;

✓ material improvement in gross margin, from 26.0% in 2000 to 38.5% in 2001. The improvement was obtained by reason of a less-aggressive discount policy and of a lower index of freight subsidies;

10.01 - MANAGEMENT REPORT

- ✓ the operating expenses grew 74%. It is worth reminding that, in the 1st semester of 2000, R$ 2.2 million in pre-operating expenses, related to the implementation of brand and efforts in the structuring of operations, were deferred, reducing the comparison basis. Because of the current status of the operations, most of the amortization of these expenditures was recognized in the fiscal year of 2001. The table below demonstrates these effects.

R$ million

	2001	**2000**	**Var. %**
Operating expenses	14.2	8.2	74%
(+) Expenses deferred in the period	-	2.2	-
(-) Amortization of expenditures deferred in the period	2.2	0.6	-
(=) Total adjusted	**12.0**	**9.8**	**23%**

- ✓ The net result of was a loss of R$ 5.8 million in 2001 against a loss of R$ 4.8 million in 2000.
- ✓ It is important to underline that 2001 was a year of many adjustments in the electronic retail operations. We made rationalizations of personnel, adjusted the expenses with advertising to levels compatible to our profitability estimates and intensified the use of synergies with physical stores. We are confident in the compliance with the profitability goals from the end of 2002.

CONSOLIDATED

The consolidated net sales grew 16% in relation to the prior year, from R$ 328.6 million in 2000 to R$ 380.2 million in 2001.

The net profit of the fiscal year was of R$ 13.0 million in 2001, against R$ 12.9 million in 2000, indicating an increase of 1%, and represented a return of 16% on the initial stockholders' equity.

It is worth underlining two important factors that affected the net profit in 2001 and prevented a more significant increase:

- ✓ The loss with e-commerce operations was of R$ 5.8 million in 2001 against R$ 4.8 million in 2000. Thus, the final result of the Bookshop and, as a consequence, the consolidated net profit, was additionally affected in a negative way in relation to 2000 in R$ 1.0 million. We underline again that this result is in accordance with the strategic planning of the company and the year of 2000 will show a clear reversion of trend.
- ✓ The negative impact of the exchange devaluation on the financial expenses. The effect of exchange variation and hedge expenses in 2001 were of R$ 3.2 million above those of 2000. It is important to underline that the financial expense related to the exchange variation was fully recognized in the result of the period, although this is a long-term debt.

The generation of operating cash measured by EBITDA demonstrated a new evolution and reached the amount of R$ 51.4 million in 2001, against 44.2 million in the prior year.

6. CAPITAL STRUCTURE

INDEBTEDNESS

The consolidated net indebtedness demonstrated an expressive reduction, from R$ 64.0 million in 2000 to R$ 37.3 million in 2001. The net indebtedness/EBITDA ration decreased from 1.4 in 2000 to 0.7 in 2001.

HEDGE

The financial liabilities exposed to the exchange variation was equivalent to US$ 9.2 million in 12/31/01 and exclusively originated from the obtained financing with IFC.

As a result of the high volatility observed in the financial market and the financing characteristics (long term and semiannual amortization), the adopted strategy of protection against exchange risk has been to hedge only the short-term due dates, so as to minimize the impact of the exchange variation to the cash. Following this policy, a hedge operation is in force for elimination of the exchange risk for the next due date (Jun/02). The operation was structured so that we become passive in CDI and active in exchange variation.

7. CAPITAL MARKET

According to the decision of the general special meeting in 11/19/01, procedures have been defined for the conversion of class-A preferred shares into class-B, intended to preferred shareholders that had not yet converted their shares. This measure had as purpose to assure that all holders of preferred shares of the company are entitled to the tag along mechanism, being protected against the risk of possible non-maximization of their investments in case of disposal of control.

We demonstrate below a summary of the movement of Saraiva's shares in the three last fiscal years:

Description	1999	2000	2001
Number of transactions	445	1,570	1,078
Negotiated amount - thousand	3,652	2,405	2,825
Negotiated volume - R$ thousand	18,031	30,646	32,119
Share price - R$ in the end of the period	9.05	11.0(*)	10.85(*)
Total outstanding shares in the end of the period - thousand	25,824	23,442	23,269

(*) PNB share type

Source: BOVESPA

8. STOCKHOLDERS' REMUNERATION

The Board of Directors, at a meeting held on March 13, 2002, approved the payment of R$ 7.9 million (R$ 0.33797014/share) for the remuneration of stockholders, as interest on proper capital, already including in this value the minimum obligatory dividend. This amount represents 61% of the result from the fiscal year.

9. SOCIAL ACTIVITY

In the social area, Saraiva received two awards in recognition for the activities carried out in favor of community:

- ✓ For the 3rd consecutive year, Saraiva received the title "Empresa que Educa" (company that educates), granted by SENAC to companies that support the "Professional Qualification Program", intended to prepare the young for the employment market;
- ✓ The Bookshop received the award "Empresa Consciente - Parceira do Deficiente" (conscientious company - partner of the disabled), granted by OAT - Oficina Abrigada de Trabalho, by the fundamental cooperation in the efforts for qualification of disabled persons.

10. PERSPECTIVES

The Brazilian economy demonstrated to have matured by overcoming the high conjuncture challenges presented to it during 2001. There are favorable conditions for the economic re-warming from 2002.

The area of national education has been subject to deep changes. There are very evident signs that quantitative and qualitative jumps are being obtained which consist in the foundation for the sustained development and the competitive insertion of the country in the world scene. Many challenges still need to be overcome, but education as received a relevant priority in the national agenda, what makes new conquests feasible.

Aiming at actively taking part in the process of growth of educational and cultural levels of our country, Saraiva has been materially investing with the purpose of developing competitive advantages that sustain the growth and continuity of the company in the long run.

In the **Publisher**, we remain open to study opportunities for new acquisitions or associations, besides making investments that assure the increase of market share of our publishing lines. In the **legal portal**, the maturation of investments performed will add significant value in medium and long runs.

In the Bookshop, the expansion of the physical stores network will permit to intensify the scale gains that will result in better profitability indexes. In **online retail**, we will continue to exploit the synergies with physical stores. The ambitious business plan has been strictly complied with and we are advancing to reach the profitability goals.

In respect to cash management, several measures were implemented and will result in estimate for consolidated annual savings of R$ 4.8 million. Even more important, the action has been focused on encouraging a generalized cash management culture, so as to provide continuous efficiency gains.

11. THANKS

In the end of another fiscal year, we thank for the cooperation of our employees, authors, suppliers, customers and stockholders.

São Paulo, March 14, 2002.

THE MANAGEMENT

11.01 - NOTES TO THE FINANCIAL STATEMENTS

1. Operating Context

Saraiva S.A. Livreiros Editores (Publisher) has as main activity the publishing of books in the primary and secondary school, paradidactic, legal and economics/administration areas.

The operating cycle of the Publisher presents a high seasonality during the year, concentrating 80% of the sales between the last quarter of the year and first quarter of the following year. This turnover concentration is determined by two factors: (a) the "Back to School" period in the first quarter; and (b) the sale of didactic books of fundamental school to the government in the fourth and first quarters of the year.

2. Presentation of the financial statements

The financial statements were prepared based on the accounting practices issued by the Brazilian corporate law and Standards of the Brazilian Securities and Exchange Commission.

Description of the main accounting practices

a. Financial investments

Recorded at cost, plus earnings applicable up to the date of the balance sheets, that do not exceed market value.

b. Rights and obligations

Updated at the exchange rate and/or financial charges, according to the agreements in force, so that they reflect the amounts applicable to the date of the balance sheets. The liabilities in foreign currency were converted into Reais at the exchange date as of the date of ending of the fiscal year.

c. provision for bad debts

Constituted in an amount deemed to be enough to face possible losses in the realization of the receivables from customers and receivable checks. Credits considered to be irrecoverable are directly led to the result of the fiscal year.

d. Inventories

Evaluated at the average acquisition or production cost that does not exceed the market value.

e. Investments

The investment in controlled company is evaluated by the equity method and the other investments are evaluated at cost, deducted from the provision for devaluation.

f. Fixed assets

Recorded at the acquisition, formation or construction cost. The depreciation is calculated by the straight-line method at rates that consider the useful life of the goods.

g. deferred assets

Recorded at the acquisition and formation cost; basically refer to premium to amortize, pre-operating expenditures with commercial assignment and expenses incurred before the start of operations of new stores. The amortization of these expenditures is made within the term of 5 years, or according to the contractual provisions of the rentals, from the start of business operations of these stores.

The premium to amortize, arising from the acquisition of the interest of Editora Atual S.A., that had as basis the capacity of generation of future profits within term expected for return of investment, was transferred from investments to the deferred assets as a result of the incorporation of Editora Atual S.A. in August 1999, and is being linearly amortized in 60 monthly installments, calculated according to the results projected for the 5-year period counted from January 2000.

h. Copyrights

They are credited upon the realization of sales and, in some cases, upon the acquisition of publishing rights. In the first case, the rights are considered as sales expenses, and are led to the result and, in the second case, they are included in the production cost.

i. Provisions

The provisions are recorded based on the best estimates of risk involved.

j. Income tax and social contribution

The taxes on profit or loss of the fiscal year include the current and deferred values.

The income tax and social contribution of the fiscal year are calculated, respectively, at the rate of 15% on the taxable profit, plus the additional amount of 10% and, at the rate of 9% on the adjusted book profit.

The deferred income tax and social contribution are presented in the current assets, long-term assets and liabilities, according to Note 11.

The deferred income tax and social contribution are recorded to reflect the future tax effects attributable to: a) temporary differences between the tax base of assets and liabilities and their corresponding accounting value; and b) tax loses and negative base of social contribution. The deferred tax assets is based on the expectation of realization of the future taxable profit, using the tax rates in force on the date of the balance sheets and is annually revised and adjusted through a material change of the expected taxable profits.

l. Inflationary effects

The permanent assets and stockholders' equity accounts were adjusted for inflation up to December 31, 1995, when, according to Law No. 9249/95, the adjustment of balance sheets for inflation was revoked from Brazilian corporate law.

3. Consolidated Financial Statements

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and of its controlled company, as follows:

	Interest percentage %	
	2001	**2000**
Livraria e Papelaria Saraiva S.A.	99.91	99.88

The consolidated financial statements were prepared according to the provisions contained in the Share Companies Act, in the rules issued by the Brazilian Securities and Exchange Commission and according to the main procedures adopted for consolidation, which include:

Elimination of the rights and obligations, as well as revenues and costs and expenses arising from transactions performed between the companies included in the consolidation;

Elimination of the investments in the parent company against the controlled company's stockholders' equity; and

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Participation of the minor stockholders in the stockholders' equity and in the net loss of the fiscal year of the controlled company is presented, in highlight, in the balance sheets and in the statements of income, respectively.

4. Accounts to receive from customers

	Publisher		Consolidated	
	2001	2000	2001	2000
Invoices to receive	28,064	35,785	27,982	30,200
Credit cards	59	57	13,949	11,097
Checks to receive	2,244	2,189	3,745	3,497
Others	31	57	119	71
Provision for bad debts	(1,648)	(1,320)	(2,026)	(1,688)
	28,750	36,768	43,769	43,177

5. Inventories

	Publisher		Consolidated	
	2001	2000	2001	2000
Finished products	30,711	29,711	30,711	29,711
Goods for resale	99	3,446	39,464	44,102
Products in progress	14,652	8,233	14,652	8,233
Raw material	4,760	5,325	4,760	5,325
Packing and consumption materials	288	336	515	647
	20,510	47,051	90,102	88,018

6. Investments

	Publisher		Consolidated	
	2001	2000	2001	2000
Interest in controlled company	53,483	42,508	-	-
Other investments	3,765	3,462	5,164	4,861
Provision for devaluation	(2,966)	(2,723)	(4,085)	(3,842)
	54,282	43,247	1,079	1,019

The interest in controlled company is represented by the investment in Livraria e Papelaria Saraiva S.A. and the main information on the interest is:

	2001	2000
Number of shares of the capital stock - Thousand	57,540	42,545
Number of shares owned - Thousand	57,490	42,495

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Percentage interest in the capital	99.91%	99.88%
Updated capital stock	51,210	36,163
Stockholders' equity	53,530	42,558
Value of the investment	53,483	42,508
Net loss in the period	(4,028)	(3,922)
Addition in the equity of the controlled company considered in the result of the equity method	-	37
Calculation basis for the equity method value	(4,028)	(3,885)
Equivalence value recorded as operating result	(4,025)	(3,892)
Equivalence value related to the variation in the percentage of interest recorded as non-operating result	-	12
Result from equity method	(4,025)	(3,880)

The statements of income of the operations of the controlled company in the fiscal years ended on December 31, 2001 and 2000 are presented separately below:

	2001	**2000**
Gross operating revenue	212,902	181,685
Deductions (ICMS, PIS and COFINS)	(20,331)	(17,655)
Net operating revenue	192,571	164,030
Cost of sales	(119,756)	(103,621)
Gross profit	72,815	60,409
Operating expenses (revenues)		
Sales	56,321	45,032
Administrative	9,778	8,608
Officers' fees	1,072	936
Financial expenses	4,034	5,030
Financial revenues	(1,094)	(1,174)
Depreciation and amortization	8,889	8,127
Other	(262)	(329)
	78,738	66,230
Operating Loss	(5,923)	(5,821)
Non-operating income	114	4
Loss before income tax and social contribution	(6,037)	(5,817)
Income tax and social contribution	2,009	1,895
Net loss of the fiscal year	(4,028)	(3,922)

Web-based sales operations

With the purpose of disclosing the income from e-commerce operations performed by Livraria e Papelaria Saraiva S.A., we present the income from these operations separately from the income of the fiscal year:

	2001	2000
Gross operating revenue	16,564	8,809
Deductions (ICMS, PIS and COFINS)	(1,272)	(546)
Net operating revenue	15,292	8,263
Cost of sales	(9,399)	(6,113)
Gross profit	5,893	2,150
Operating expenses		
Sales	13,193	7,705
Officers' fees	368	239
Financial	392	1,046
Depreciation and amortization	661	250
	14,614	9,240
Loss before income tax and social contribution	(8,721)	(7,090)
Income tax and social contribution	2,902	2,310
Net loss of the fiscal year	(5,819)	(4,780)

7. Fixed Assets

	Annual Deprec. Rate	Publisher		Consolidated	
		2001	2000	2001	2000
Adjusted cost:					
Land	-	5,019	5,019	5,022	5,022
Buildings and constructions	4%	9,202	8,657	11,099	10,554
Furniture, utensils and facilities	10%	19,773	19,067	64,152	62,545
Data processing equipment	20%	15,373	11,193	27,211	22,356
Vehicles	20%	2,195	2,377	2,414	2,726
Machine and equipment	10%	11,909	11,776	12,293	11,776
Other fixed assets	-	600	638	1,196	1,234
		64,071	58,727	123,387	116,213
Cumulated depreciation		(31,534)	(26,377)	(64,949)	(52,648)

	32,537	32,350	58,438	63,565

8. Deferred Assets

	Publisher		Consolidated	
	2001	2000	2001	2000
Pre-operating expenses and other deferred values	1,445	1,444	26,508	28,259
Premium to amortize	7,931	7,931	7,931	7,931
Cumulated amortization	(3,822)	(1,958)	(20,219)	(14,657)
	5,554	7,417	14,220	21,533

9. Borrowing and financing operations

	Publisher		Consolidated	
	2001	2000	2001	2000
Current:				
Borrowing operations				
National currency - secured account	-	17,513	-	19,030
Foreign currency - Itaú / Citibank	2,129	4,072	2,129	4,072
	2,129	21,585	2,129	23,102
Financing				
National currency				
BNDES - FINEM	889	410	6,789	5,280
Other	-	12	-	76
	889	422	6,789	5,356
Foreign currency				
International Finance Corporation (IFC)	5,401	4,617	5,401	4,617
	8,419	26,624	14,319	33,075
Long term:				
Financing				
National currency				
BNDES - FINEM	3,067	3,159	13,310	18,560
Other	-	-	-	68
	3,067	3,159	13,310	18,628
Foreign currency:				
International Finance Corporation (IFC)	18,742	20,306	18,742	20,306

	21,809	23,465	32,052	38,934

The composition of the long term by year of maturity is as follows

	2003	2004	2005	2006	Total
Publisher	6,230	6,230	6,230	3,119	21,809
Consolidated	11,204	8,621	8,047	4,180	32,052

The foreign currency borrowing operations refer to transfer of funds raised abroad according to Resolution Bacen No. 2770, combined with interest rate swap operations (Note 15) and are secured by promissory notes. On the principal, subject to the Dollar exchange variation, annual interests apply, which vary from 1% to 12%, according to the agreement.

On the financing obtained by the Publisher with BNDES - FINEM, with mortgage guaranty, annual interests of 3.5% apply, plus the Long Term Interest Rate (TJLP). Oh the financing obtained by the controlled company, also with BNDES - FINEM, 100% guaranteed by the Publisher, annual interests between 3% and 3.5% apply, plus TJLP.

On the financing obtained with IFC, subject to the Dollar exchange variation, annual interests of 3% above LIBOR apply. The agreement is free of any collateral, and, until its full release, the Publisher will keep its current stockholding position with Livraria e Papelaria Saraiva S.A., and the controlling shareholders will keep, on a joint basis, at least 50% of the voting commons shares in the Publisher.

The BNDES - FINEM financing operations were intended to the acquisition and implementation of a Corporate Mangement Integrated System - ERP and to the construction of a Distribution Center. The financing operations obtained by the Publisher with the International Finance Corporation (IFC) and by the controlled company, with BNDES - FINEM, were intended to the project of investment in Mega Stores and the modernization of conventional stores of the controlled company.

10. Related Parties

The transactions among related parties included business operations of purchase and sale and loan with Livraria e Papelaria Saraiva S.A. and have been performed on an arm's length basis.

Balances	**2001**	**2000**
Current Assets		
Receivables	277	5,797
Long term assets		
Loans to the controlled company	-	4,799
Current Liabilities		
Payables	28	24
Transactions		
Sales of goods	6,647	7,217
Purchases of goods	26	31

11.01 - NOTES TO THE FINANCIAL STATEMENTS

11. Deferred income tax and social contribution

The deferred income tax and social contribution are originated as follows:

	Publisher		Consolidated	
	2001	2000	2001	2000
Current assets (in the item "Recoverable taxes"):				
Tax loss and negative basis for social contribution	-	254	-	254
Long term assets:				
Tax loss and negative basis for social contribution	-	-	2,245	1,117
Legal actions PIS/COFINS	4,013	3,117	7,540	5,763
	4,013	3,117	9,785	6,880
Long term liabilities (in the item "Others"):				
Deferment of the encouraged accelerated depreciation	367	489	367	489
Premium to amortize - Art. 7 of Law No. 9532/97	165	165	165	165
	532	654	532	654

The conciliation of expense calculated by the application of combined tax rates and the expense of income tax and social contribution debited from the result is demonstrates as follows:

	Publisher		Consolidated	
	2001	2000	2001	2000
Accounting profit before IR and CSLL	11,831	10,814	9,819	8,914
Reversion of interests on proper capital	7,864	8,432	7,864	8,432
Adjusted accounting profit before IR and CSLL	19,695	19,246	17,683	17,346
Combined tax rate	34%	34%	34%	34%
IR and CSLL according to the combined tax rate	(6,697)	(6,544)	(6,013)	(5,898)
Permanent additions:				
Non-deductible expenses	(183)	(106)	(226)	(188)
Equity method	(1,368)	(1,319)	-	-
Permanent deletions:				
Interests on proper capital	2,627	2,405	2,627	2,405
Other deletions	130	129	130	129
Other items	187	492	187	504
	(5,304)	(4,943)	(3,295)	(3,048)

IR and CSLL in the income from the fiscal year				
Current	(6,067)	(3,911)	(6,067)	(3,911)
Deferred	763	(1,032)	(2,772)	863
	(5,304)	(4,943)	(3,295)	(3,048)
Effective rate on the adjusted net profit	26.9%	25.7%	18.6%	17.6%

12. Provision for contributions and taxes

The Publisher and its controlled company discuss in court the legality of some federal taxes and, based on the opinion of their legal advisors, they do not expect to have losses, upon the end of these proceedings, higher than the provisioned amounts. The composition of the provision is as follows:

	Publisher		Consolidated	
	2001	**2000**	**2001**	**2000**
PIS - Division into installments with 1% interests and without fine	7,442	6,884	12,886	11,904
PIS/COFINS - increase of base and increase of rate	4,361	2,282	9,292	5,046
IR/CSLL - Real Plan - Law No. 8880/94	745	745	4,665	4,665
	12,548	9,911	26,843	21,615

13. Stockholders' Equity

The capital stock, fully paid in, in the amount of R$ 34,715 (R$ 34,460 in 2000), is represented by 23,269,203 book shares, of which 9,622,313 are common shares and 13,646,890 are class-B preferred shares, all of them with nominal value of about one Real and forty-nine centavos (R$ 1.49). The Publisher is authorized to increase the capital stock, regardless of statutory reform, in up to 5,000,000 shares, and may reach the limit of 28,269,203 issued shares.

At a General Special Meeting held on November 19, 2001, the extinction of class-A preferred shares was decided, with the redemption of all shares of this class not yet converted into class-B shares.

Class-B preferred shares, that cannot exceed 2/3 of the total issued shares, do not entitled to vote, except if the Publisher fails to pay the minimum dividends they entitle for three consecutive fiscal years; are not convertible into common shares; and attribute the following advantages to the stockholder:

a) priority in the distribution of a minimum dividend, non cumulative, of 8% per year, calculated on the nominal value of the shares, having a share, further: in the profits distributed in equality of conditions with the common shares, after they are assured the dividend equal to the minimum;

b) share in equality of conditions with the common shares, in the distribution of awarded shares, from capitalization of reserves, suspended profits, adjustment for inflation and any other funds; and

c) equal treatment in case of direct or indirect disposal of control of the Publisher, pursuant to the Bylaws. No change in the advantages or rights granted by these shares may be decided without the prior approval by the holders of more than half of this class of shares.

All shares are entitled to a minimum dividend of 25% of the adjusted net profit of each fiscal year.

The remaining balance of cumulated profits is prior to the effectiveness of Law No. 6404/76.

14. Interests on proper capital

The Board of Directors of the Publisher will propose to the General Annual Meeting the destination of R$ 7,864 (R$ 0.33797014 per share) as interests on proper capital for remuneration of the stockholders, already considering R$ 3,076 as minimum obligatory dividend.

The interests on proper capital, calculated pursuant to Art. 9 of Law No. 9249/95 and changes introduced by Law No. 9430/96, were recorded for tax purposes in financial expenses and, later, eliminated from the statements of income and presented in the stockholders' equity, according to the CVM's Decision No. 207/96. The effect on the calculation of provisions for income tax and social contribution in the fiscal year was a reduction of R$ 2,627 (R$ 2,405 in 2000).

The dividends were calculated as follows

Net profit of the fiscal year	12,952
Legal reserve	(648)
	12,304
Minimum obligatory dividends - 25%	3,076

15. Financial Instruments

Operations with derivatives

The Publisher performs operations recorded in equity accounts that have as purpose to meet their operating needs and the reduction of exposition to currency and interest-rates flotation risks. The operations are performed with financial institutions known to be solid and managed by the financial area with determination of limits of positions and exposition and monitoring of the involved risks.

The operations with derivatives performed by the Publisher in the fiscal year were as follows:

a. Exchange hedge - swap agreements without cash with Banks Itaú and Citibank to offer coverage to the amortization installments of the financing with International Finance Corporation (IFC), of December 14, 2001 and June 15, 2002. The operation, involving the amount of US$ 3,010, resulted in loss recorded in the fiscal year of R$ 1,334; and

b. Interest rate swap agreements with Banks Itaú and Citibank, linked to the loans obtained pursuant to Resolution 2770 - Bacen - (Note 9). The operations are updated by CDI and the results were recorded in the fiscal as follows:

Agreements	Maturity	Value of the Operation in US$ thousand	Financial Expenses in the fiscal year in R$ thousand

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Itaú	Nov/2001	4,212	635
Citibank	Nov/2001	198	31
Itaú	Dec/2001	2,986	440
Citibank	Dec/2001	3,890	840
Itaú	Feb/2002	907	147
		12,193	2,093

Other financial instruments

In compliance with CVM Instruction No. 235/95, the accounting balances and the market values for the financial instruments included in the balance sheets consolidated on December 31, 2001 are identified below:

Description	Accounting Balance	Market Value
Available funds	7,260	7,260
Financial Applications	1,810	1,810
Recoverable taxes	2,108	2,108
Deferred income tax and social contribution - assets	9,785	8,240
Investments evaluated at cost without listing in stock exchange	1,079	1,079
Loans and financing:		
In national currency	20,099	20,099
In foreign currency	26,272	26,272
Deferred income tax and social contribution - liabilities	532	532

Criteria, premises and limitations used in the calculation of the market value

a. Deferred Income tax and social contribution

The market value for deferred income tax and social contribution was calculated based on the current value assessed by the future cash flows and using the Selic interest rate.

b. Loans and financing

The accounting balances of loans and financing materially correspond to the financing obtained with BNDES and with IFC. The market values for these financing operations are identical to the accounting balances, once there are no similar instruments in the national market with comparable maturity and interest rates.

c. Limitations

The market values were estimated at a specific time, based on "relevant market information". The changes in the premises may materially affect the estimates presented.

16. Insurance coverage

On December 31, 2001, the Publisher and its controlled company had insurance coverage against fire and several risks for the fixed assets and for inventories, by values considered to be enough to cover possible losses.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

TABLE OF CONTENTS

15

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - QUARTERLY STATEMENTS
Base Date: 3/31/2002 - Corporate Law
COMMERCIAL, INDUSTRIAL, AND OTHER CORPORATION

FILING WITH CVM DOES NOT IMPLY EVALUATION OF THE COMPANY, AND ITS OFFICERS SHALL BE RESPONSIBLE FOR THE TRUTHFULNESS OF INFORMATION SUPPLIED.

01.01 - IDENTIFICATION
1 - CVM CODE: 01047-2
2 - CORPORATE NAME: SARAIVA S.A. LIVREIROS EDITORES
3 - National Directory of Legal Entities (CNPJ) No.: 60.500.139/0001-26
4 - Company Registration Identification Number (NIRE): 35300025300

01.02 - REGISTERED OFFICE
1 - FULL ADDRESS: Av. Marquês de São Vicente nº 1697
2 - NEIGHBORHOOD OR DISTRICT: Barra Funda
3 - CEP [POSTAL CODE]: 01139-904
4 - CITY: São Paulo
5 - STATE: SP [São Paulo]
6 - AREA CODE: 011
7 - TELEPHONE NUMBER: 3611-3344
8 - TELEPHONE NUMBER: -
9 - TELEPHONE NUMBER: -
10 - TELEX: -
11 - AREA CODE: 011
12 - FAX NUMBER: 3611-3308
13 - FAX NUMBER: -
14 - FAX NUMBER: -
15 - E-MAIL: http:/www.editorasaraiva.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)
1 - NAME: João Luís Ramos Hopp
2 - FULL ADDRESS: Rua Edgar Teotônio Santana 206
3 - NEIGHBORHOOD OR DISTRICT: Barra Funda
4 - CEP [POSTAL CODE]: 01140-030
5 - CITY: São Paulo
6 - STATE: SP
7 - AREA CODE: 011
8 - TELEPHONE NUMBER: 3611-3344
9 - TELEPHONE NUMBER: -
10 - TELEPHONE NUMBER: -
11 - TELEX: -
12 - AREA CODE: 011
13 - FAX NUMBER: 3619-3062
14 - FAX NUMBER: -
15 - FAX NUMBER: -
16 - E-MAIL: jlhopp@editorasaraiva.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - Beginning	2 - End	3- Number	4 - Beginning	5 - End	6- Number	7 - Beginning	8 - End
1/1/2002	12/31/2002	1	1/1/2002	3/31/2002	4	10/1/2001	12/31/2001

9 - AUDIT FIRM'S NAME KPMG Auditores Independentes	10 - CVM CODE 00418-9
11 - INCUMBENT AUDITOR'S NAME Fernando Octavio Sepulveda Munita	12 - AUDITOR'S CPF 839.708.198-49

01.01 - IDENTIFICATION

1 - CVM CODE: 01047-2

2 - CORPORATE NAME: SARAIVA S.A. LIVREIROS EDITORES

3 - National Directory of Legal Entities (CNPJ) No.: 60.500.139/0001-26

01.05 - CAPITAL STRUCTURE

Number of Shares (Thousands)	1 - CURRENT QUARTER 3/31/2002	2 - LATEST QUARTER 12/31/2001	3 - SAME QUARTER OF PRIOR YEAR 03/31/2001
Paid-In Capital			
1 - Common	9,622	9,622	9,622
2 - Preferred	13,647	13,647	13,820
3 - Total	23,269	23,269	23,442
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CORPORATE FEATURES

1 - FORM OF ORGANIZATION: Commercial, Industrial, and Other Corporation

2 - STATUS: Existing

3 - NATURE OF OWNERSHIP: Private and National

4 - ACTIVITY CODE: 1070000 - Publishing and Printing

5 - MAIN ACTIVITY: Book publishing and printing

6 - TYPE OF CONSOLIDATION: Total

7 - TYPE OF AUDITOR'S REPORT: Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM

2 - CNPJ

3 - CORPORATE NAME

01.08 - CASH DISTRIBUTIONS DECLARED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM: 01

2 - EVENT: Annual General Meeting

3 - APPROVAL DATE: 4/25/2002

4 - DISTRIBUTION: Interest on Equity Capital

5 - INITIAL PAYMENT DATE: 6/20/2002

6 - TYPE OF STOCK: Common Registered

7 - DISTRIBUTION AMOUNT PER SHARE: 0.3379701400

1 - ITEM: 02
2 - EVENT: Annual General Meeting
3 - APPROVAL DATE: 4/25/2002
4 - DISTRIBUTION: Interest on Equity Capital
5 - INITIAL PAYMENT DATE: 6/20/2002
6 - TYPE OF STOCK: Preferred Registered
7 - DISTRIBUTION AMOUNT PER SHARE: 0.3379701400

01.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM: 01
2 - DATE OF CHANGE: 4/25/2002
3 - CAPITAL STOCK AMOUNT: 36,880,000 Reais
4 - AMOUNT OF CHANGE: 2,165,000 Reais
5 - ORIGIN OF CHANGE: Revenue Reserves
7 - NUMBER OF SHARES ISSUED: 0
8 - ISSUE PRICE: 0.0000000000

01.10 - INVESTOR RELATIONS OFFICER
1 - DATE: 05/10/2002
2 - SIGNATURE: [illegible signature].

01.01 - IDENTIFICATION

1 - CVM CODE: 01047-2

2 - CORPORATE NAME: SARAIVA S.A. LIVREIROS EDITORES

3 - National Directory of Legal Entities (CNPJ) No.: 60.500.139/0001-26

02.01 - BALANCE SHEET - ASSETS (In Thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2002	4 – 12/31/2001
1	Total Assets	188,225	186,113
1.01	Current Assets	89,112	84,218
1.01.01	Cash and Cash Equivalents	2,342	1,463
1.01.01.01	Cash and banks	2,342	1,463
1.01.01.02	Notes and securities	0	0
1.01.02	Credits	44,275	30,886
1.01.02.01	Trade accounts receivable	41,214	28,750
1.01.02.02	Subsidiary dividends receivable	0	0
1.01.02.03	Recovery taxes	232	1,831
1.01.02.04	Others	2,829	305
1.01.03	Inventories	41,202	50,510
1.01.03.01	Finished products	23,082	30,711
1.01.03.02	Goods for resale	0	99
1.01.03.03	Work in process	13,626	14,652
1.01.03.04	Raw materials	4,206	4,760
1.01.03.05	Packaging and consumable materials	288	288
1.01.04	Others	1,293	1,359
1.01.04.01	Deferred expenses	1,293	1,359
1.02	Long-Term Assets	10,926	9,522
1.02.01	Sundry credits	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	10,926	9,522
1.02.03.01	Tax incentive deposits	0	0
1.02.03.02	Court bonds	6,535	5,470
1.02.03.03	Deferred income tax and social contribution	4,352	4,013
1.02.03.04	Others	39	39
1.03	Fixed Assets & Investments	88,187	92,373
1.03.01	Investments	55,214	54,282
1.03.01.01	Shares in Affiliates	0	0
1.03.01.02	Shares in Subsidiaries	54,415	53,483
1.03.01.02.01	Livraria e Papelaria Saraiva S.A.	54,415	53,483
1.03.01.03	Other investments	799	799
1.03.01.03.01	Tax incentives	744	744
1.03.01.03.02	Others	55	55
1.03.02	Fixed Assets	27,888	32,537
1.03.02.01	Land	2,029	5,019
1.03.02.02	Buildings and constructions	5,967	6,764
1.03.02.03	Furniture, utensils, and fixtures	5,965	6,245
1.03.02.04	Vehicles	840	1,005
1.03.02.05	Machinery and equipment	3,079	3,302
1.03.02.06	Data processing equipment	9,408	9,602
1.03.02.07	Other fixed assets	600	600
1.03.03	Deferred charges	5,085	5,554
1.03.03.01	Goodwill to be amortized	4,362	4,759
1.03.03.02	Others	723	795

02.02 - BALANCE SHEET - LIABILITIES (Thousand of Reais)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2002	4 – 12/31/2001
2	Total Liabilities	188,225	186,113
2.01	Current Liabilities	42,245	63,517
2.01.01	Loans and Financing	6,603	8,419
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	3,557	32,573
2.01.04	Taxes, Fees, and Contributions	1,713	3,082
2.01.04.01	Provision for income tax	0	1,470
2.01.04.03	Taxes and social security charges	1,713	1,612
2.01.05	Dividends payable	0	0
2.01.06	Provisions	12,519	3,654
2.01.06.01	Provision for vacation pay and charges	2,511	2,215
2.01.06.02	Provision for income tax	7,148	0
2.01.06.03	Provision for social contribution	1,794	0
2.01.06.04	Management interest	407	1,439
2.01.06.05	Provision for year-end bonus and charges	659	0
2.01.07	Debt to Related Parties	0	0
2.01.08	Others	17,853	15,789
2.01.08.01	Accounts and debt payable	1,329	1,621
2.01.08.02	Copyrights payable	7,221	6,304
2.01.08.03	Proposed interest on equity	7,864	7,864
2.01.08.04	Management interest	1,439	0
2.02	Long-Term Liabilities	35,698	34,889
2.02.01	Loans and Financing	21,642	21,809
2.02.02	Debentures	0	0
2.02.03	Provisions	14,056	13,080
2.02.03.01	Taxes and Contributions	14,056	13,080
2.02.04	Debt to Related Parties	0	0
2.02.04.01	Subsidiary company	0	0
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	110,282	87,707
2.05.01	Paid-in Capital Stock	34,715	34,715
2.05.02	Capital Reserves	13,947	13,947
2.05.02.01	Tax incentive reserve	4,427	4,427
2.05.02.02	Investors' goodwill reserve	8,653	8,653
2.05.02.03	Working capital reserve	724	724
2.05.02.04	Others	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries / Affiliates	0	0
2.05.04	Revenue Reserves	37,808	37,808
2.05.04.01	Legal Reserve	5,519	5,519
2.05.04.02	Statutory Reserve	0	0
2.05.04.02.01	Treasury stock	0	0
2.05.04.03	Contingency Reserve	0	0
2.05.04.04	Unrealized Revenue Reserve	0	0
2.05.04.05	Retention of Earnings	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Revenue Reserves	32,289	32,289
2.05.04.07.01	Reserve for capital increase	32,289	32,289
2.05.05	Retained Earnings / Losses	23,812	1,237

03.01 - STATEMENT OF INCOME (In Thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 - 1/1/2002 to 3/31/2002	4 - 1/1/2002 to 3/31/2002	5 - 1/1/2001 to 3/31/2001	6 - 1/1/2001 to 3/31/2001
3.01	Gross Revenue from Sales and/or Services	83,267	83,267	86,680	86,680
3.02	Deductions from Gross Revenue	(3,039)	(3,039)	(3,173)	(3,173)
3.03	Net Revenue from Sales and/or Services	80,228	80,228	83,507	83,507
3.04	Cost of Goods and/or Services Sold	(19,455)	(19,455)	(19,791)	(19,791)
3.05	Gross Income	60,773	60,773	63,716	63,716
3.06	Operating Expenses / Revenue	(27,212)	(27,212)	(31,642)	(31,642)
3.06.01	Selling Expenses	(17,473)	(17,473)	(18,655)	(18,655)
3.06.02	General and Administrative Expenses	(7,057)	(7,057)	(7,159)	(7,159)
3.06.02.01	Management fees	(407)	(407)	(483)	(483)
3.06.02.02	Others	(6,650)	(6,650)	(6,676)	(6,676)
3.06.03	Financing Expenses / Revenue	(1,983)	(1,983)	(4,324)	(4,324)
3.06.03.01	Financing Revenue	385	385	432	432
3.06.03.02	Financing Expenses	(2,368)	(2,368)	(4,756)	(4,756)
3.06.04	Other Operating Revenues	34	34	0	0
3.06.05	Other Operating Expenses	(1,664)	(1,664)	(1,586)	(1,586)
3.06.05.01	Depreciation and amortization	(1,646)	(1,646)	(1,565)	(1,565)
3.06.05.02	Others	(18)	(18)	(21)	(21)
3.06.06	Equity in Subsidiary's Income	931	931	82	82
3.07	Operating Income	33,561	33,561	32,074	32,074
3.08	Non-Operating Income	990	990	(150)	(150)
3.08.01	Revenues	990	990	0	0
3.08.02	Expenses	0	0	(150)	(150)
3.09	Income before Taxes / Interests	34,551	34,551	31,924	31,924
3.10	Provision for Inc. Tax & Social Contribution	(11,929)	(11,929)	(10,685)	(10,685)
3.11	Deferred Income Tax	360	360	90	90
3.12	Statutory Interests / Contributions	(407)	(407)	(483)	(483)
3.12.01	Interests	(407)	(407)	(483)	(483)
3.12.01.01	Management interest	(407)	(407)	(483)	(483)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.15	Profit / Loss for the Period	22,575	22,575	20,846	20,846
	NUMBER OF SHARES, EXC. TREASURY	23,269,000	23,269,000	23,442,000	23,442,000
	EARNINGS PER SHARE	0.97017	0.97017	0.88926	0.88926
	LOSS PER SHARE				

04.01 - ACCOMPANYING NOTES

Notes to the financial statements

Period ended March 31, 2002
(in thousands of reais)

1. Operating background

The main activity of Saraiva S.A. Livreiros Editores (Publishing House) is editing elementary and secondary education books, reference books, and books on law and economics / administration.

The operating cycle of the Publishing House is highly seasonal over the year, and 80% of sales are concentrated in the last quarter of the year and the first quarter of the following year. This revenue concentration is determined by two factors: (a) the end of school holidays, in the first quarter, and (b) sales of elementary education books to the government in the fourth and first quarters of the year.

2. Presentation and preparation of the financial statements

The financial statements have been prepared based on the accounting practices prescribed under the Brazilian corporate law and the Brazilian Securities Commission's rules.

Description of the main accounting practices:

a. Financial investments
Recorded at the lower of cost and market value, including the income incurred during the period.

b. Allowance for doubtful accounts
Set aside at a sufficient amount to cover any losses incurred in the realization of trade accounts receivable, including outstanding checks. Credits considered to be irrecoverable are directly entered in the income for the period.

c. Rights and obligations
Adjusted based on the exchange rate and/or financial charges, pursuant to the applicable agreements and laws, in order to reflect the amounts incurred up to the balance sheet date. Liabilities in foreign currency were translated into reais at the exchange rate in effect on the balance sheet date.

d. Inventories
Inventories are valued at the lower of average acquisition or production cost and the market value.

e. Investments
The investment in the subsidiary company is valued under the equity method of accounting, and the other investments are valued at cost, net of provision for devaluation.

f. Fixed Assets
Recorded at the acquisition, formation, or construction cost. Depreciation is computed under the straight-line method based on rates considering the useful life of the assets.

g. Deferred Charges
Recorded at acquisition or formation cost; it basically refers to the goodwill to be amortized, pre-operating expenses on commercial assignment, and expenses incurred before the start-up of new stores.

Amortization of these expenses is carried out over 5 years from the start-up of the stores or as otherwise provided in the lease agreements.

The goodwill to be amortized, resulting from the acquisition of interest in Editora Atual S.A., which was economically justified by the future profit expectations based on the projected profitability for the expected investment return period, was transferred from investments to deferred charges because of the merger of Editora Atual S.A. in August 1999 and has been amortized by the straight line method in 60 monthly installments, calculated according to the projected results for the 5-year period from 1/1/2000.

h. Copyrights
Copyrights are credited at the time of sales completion, and in some cases, on acquisition of the publishing rights. In the former case, copyrights are considered as selling expenses and, therefore, entered in income, and in the latter case, they are included in the production cost.

i. Provisions
Provisions are recorded based on the best involved risk alternatives.

j. Income tax and social contribution
Taxes on the income for the year included the current and deferred values.

The income tax is computed at the rate of 15% on the taxable income plus an additional 10% rate, and the social contribution at a rate of 9% on the adjusted book income.

Deferred income tax and social contribution are included in the current assets and long-term liabilities, as explained in Note 11. They are recorded to reflect future tax effects resulting from: a) temporary differences between the tax base of assets and liabilities and its respective book value; and b) tax losses and negative base for social contribution. The deferred tax assets are based on the expectations of future realization of taxable income, considering the tax rates in effect on the balance sheet date, and are annually revised and adjusted upon substantial change in the expected taxable income.

l. Inflation effects

The accounts of fixed assets & investments and shareholders' equity were indexed up to December 31, 1995, when Law No. 9.249/95 banned balance sheet indexation from the Brazilian corporate law.

3. Consolidated financial statements

The consolidated financial statements include the financial statements of Saraiva S.A. Livreiros Editores and its subsidiary, Livraria e Papelaria Saraiva S.A., in which it holds equity interest of 99.91%.

The consolidated financial statements are prepared in accordance with the provisions of the Brazilian Corporations Act, the rules issued by the Brazilian Securities Commission, and the basic principles generally accepted for consolidation purposes, which include:

- Elimination of rights and obligations, as well as revenues, costs, and expenses resulting from transactions carried out between companies included in the consolidation;

- Elimination of a relevant investment in the parent company against the shareholders' equity of the subsidiary; and

- Minority shareholders' interest in the subsidiary's equity and net loss for the period is highlighted on both the balance sheets and the consolidated statements of income.

4. Trade accounts receivable

	Publishing House	Consolidated
Bills receivable	38,875	38,215
Credit cards	170	14,587
Checks receivable	2,448	7,363
Others	42	53
(-) Allowance for doubtful accounts	(321)	(411)
	41,214	**59,807**

5. Inventories

	Publishing House	Consolidated
Finished goods	23,082	66,296
Work in process	13,626	13,626
Raw materials	4,206	4,206
Packaging and consumable materials	288	515
	41,202	**84,643**

6. Investments

	Publishing House	Consolidated
Interest in subsidiary company	54,415	-
Other investments	3,765	5,164
Provision for devaluation	(2,966)	(4,085)
	55,214	**1,079**

Interest in the subsidiary company is represented by the investment in Livraria e Papelaria Saraiva S.A., and the following is further information on such interest:

Number of shares of the capital stock - Thousands	57,540
Number of owned shares - Thousands	57,490
Percent equity interest	99.91%
Adjusted capital stock	51,210
Shareholders' equity	54,462
Investment amount	54,415

Net income for the period	932
Rate of equity in subsidiary's income	**932**
Equity in subsidiary's income	**931**

Information on the Balance Sheet of the subsidiary:

ASSETS	3/31/2002	LIABILITIES	3/31/2002
TOTAL ASSETS	**114,547**	**TOTAL LIABILITIES**	**114,547**
CURRENT ASSETS	69,557	CURRENT LIABILITIES	35,463
Cash and banks	1,967	Loans and financing	5,882
Short-term investments	2,617	Trade accounts payable	24,198
Trade accounts receivable	19,368	Taxes and social contributions	1,390
Inventories	43,441	Accounts and debts payable	3,738
Other credits & accounts receivable	2,128	Income tax and social contribution	151
Deferred expenses	36	Management interest	104
LONG-TERM ASSETS	12,558	LONG-TERM LIABILITIES	24,622
Deferred income tax and social contribution	5,805	Provision for taxes and contributions	15,080
Other unrealized gains	6,753	Loans and financing	8,879
		Others	663
FIXED ASSETS & INVESTMENTS	32,432	SHAREHOLDERS' EQUITY	54,462
Investments	280		
Fixed Assets	24,655	Share capital	51,210
Deferred charges	7,497	Capital reserves	2,190
		Revenue reserves	2,564
		Retained earnings	(1,502)

7. Fixed Assets

	Annual depreciation rate	Publishing House	Consolidated
Adjusted cost			
Land		2,029	2,032
Buildings and constructions	4%	8,212	10,109
Furniture, utensils, and fixtures	10%	19,995	62,746
Data processing equipment	20%	15,569	27,348
Vehicles	20%	2,063	2,282
Machinery and equipment	10%	11,909	12,285
Other fixed assets		600	1,176

	60,377	117,978
Accumulated depreciation	(32,489)	(65,436)
	27,888	**52,542**

8. Deferred charges

	Publishing House	**Consolidated**
Adjusted cost		
Pre-operating costs and other deferred charges	1,445	24,519
Goodwill to be amortized	7,931	7,931
	9,376	32,450
Accumulated amortization	(4,291)	(19,868)
	5,085	**12,582**

9. Loans and financing

	Publishing House	**Consolidated**
Short term		
Financing		
Local Currency		
BNDES - FINEM	898	6,779
Foreign Currency		
International Finance Corporation (IFC)	5,705	5,705
	6,603	**12,484**
Long-term		
Financing		
Local currency		
BNDES-FINEM	2,874	11,753
Foreign Currency		
International Finance Corporation - IFC	18,768	18,768
	21,642	**30,521**

The financing obtained by the Publishing House from BNDES - FINEM, backed by mortgage, bears an annual interest rate of 3.5% plus the Long-Term Interest Rate (TJLP). The financing agreements obtained by the subsidiary also from BNDES - FINEM, 100% guaranteed by the Publishing House, bear an annual interest rate of 3% and 3.5% plus TJLP.

The financing obtained from IFC, adjusted based on changes in dollar exchange rate, bears an annual interest rate of 3% above LIBOR. The agreement is free of any security interests, however the Publishing House shall, until its full repayment, maintain its current stock position in Livraria e Papelaria Saraiva S.A., and the controlling shareholders shall jointly hold at least 50% of the voting common stock in the Publishing House.

BNDES - FINEM financing agreements are designed for the acquisition and implementation of an Integrated Enterprise Resource Planning (ERP) and the construction of a Distribution Center. The financing obtained by the Publishing House from IFC is designed for the investment project in Mega Stores and the modernization of conventional stores of the subsidiary Livraria e Papelaria Saraiva S.A.

10. Related parties

Related party transactions include business transactions of sale and purchase with Livraria e Papelaria Saraiva S.A. and were carried out under arm's length conditions.

Balances

Current Assets	
Accounts receivable	771
Current Liabilities	
Accounts payable	2,028
Transactions	
Sales of goods	3,262
Purchase of goods	10

11. Deferred income tax and social contribution

Deferred income tax and social contribution were originated as follows:

	Publishing House	Consolidated
Long-term assets		
PIS and COFINS litigation	4,352	8,146
Tax loss and negative base of social contribution	-	2,010
	4,352	10,156
Long-term liabilities (recorded as "Taxes and Contributions")		
Deferral of accelerated depreciation with tax incentive	347	347
Goodwill to be amortized - Article 7 of Law No. 9.532/97	165	165
	512	512

The adjustment to reconcile the expense calculated using the combined tax rates with the expense on income tax and social contribution charged to income is shown below:

	Publishing House	Consolidated
Book earnings before income tax and CSLL	**34,551**	**35,154**
Combine tax rate	34%	34%
Income tax and CSLL at the combined rate	**(11,748)**	**(11,953)**
Permanent additions		
Nondeductible expenses	(50)	(52)
Permanent exclusions		
Management interest	37	46
Equity in subsidiary's income	317	-
Other items		
(additional income tax on excess taxable income, tax incentives, and others)	(125)	(109)
	(11,569)	(12,068)
Income tax and CSLL on income for the period:		
Expense for the period	(11,929)	(12,461)
Deferred	360	393
	(11,569)	(12,068)
Effective tax rate on net income	33.48%	34.33%

12. Provision for taxes and contributions

The Company has filed litigation challenging the legality of some federal taxes, and based on its legal counsel's opinion, no losses in excess of the accrued amounts are expected to result from such litigation. The contingent liabilities break down as follows:

	Publishing House	Consolidated
PIS - Installment plan with 1% interest rate and no penalty	7,587	13,140
PIS / COFINS - Increase in the tax base and rate	5,212	10,819
Income Tax / CSLL - Plano Real - Law No. 8.880/94	745	4,665
	13,544	28,624

13. Shareholders' equity

Amendments to provisions of the Bylaws were approved at the Extraordinary General Meeting, as set forth in the minutes dated April 25, 2002.

The paid-in capital stock, of R$ 34,715 is represented by 23,269,203 shares, where 9,622,313 are shares of common stock and 13,646,890 are shares of preferred stock without par value. The Company is authorized to increase the share capital, without amendment to its bylaws, by not more than 500,000 shares, up to the limit of 23,769,203 issued shares.

Preferred shares, which shall not exceed 2/3 of the total issued shares, have no voting rights, unless in the events prescribed by law or in the Bylaws, are not convertible into common shares and confer the following rights upon their holders:

a) Special treatment in the event of Company's change in control pursuant to the Bylaws; **b)** same dividend payable to common shares; and **c)** rank pari passu with common share holders in the distribution of bonus stock resulting from capitalization of reserves, retained earnings, and any other funds;

Any alteration to the preferences, rights or advantages conferred upon the preferred shares, shall depend upon the prior approval or ratification of the shareholders of more than one half of such shares.

All shares are entitled to a minimum dividend of 25% on the net income for each fiscal year.

14. Financial instruments

The Publishing House carries out transactions with financial instruments recorded in balance sheet accounts, which are intended to meet the operating needs and reduce exposure to market risks relating to currency and interest rate fluctuations. The transactions are carried out with recognized sound financial institutions and are managed by finance department in accordance with the established position and exposure limits and underlying risk monitoring.

The following derivative instrument transactions were carried out by the Publishing House in the period:

a) Currency hedge agreements - cashless swap with Banco Itaú to hedge the amortization portions of the International Finance Corporate (IFC) financing agreement, dated on June 15 and December 13, 2002. The transactions agreed on 11/5/2001 and 3/4/2002, which involve an amount of US$ 2,840, resulted in losses of R$ 275;

b) Interest rate swap agreements with Banco Itaú in connection with the loans obtained under BACEN Resolution No. 2.770. The transaction settled in the quarter were adjusted based on CDI and resulted in gains of R$ 38 in the period.

Other financial instruments

In compliance with CVM Instruction No. 235/95, the account balances and market values of the financial instruments included in the consolidated balance sheet as of March 31, 2002 are shown below:

Description	Account balance	Market Value
Cash and cash equivalents	4,309	4,309
Short-term investments	2,617	2,617
Recovery taxes	232	232
Deferred income tax and social contribution - assets	10,156	8,552
Investment valued at cost, not publicly traded	1,079	1,079
Loans and financing	43,005	43,005
Deferred income tax and social contribution - liabilities	512	512

Criteria, premises, and limitations used in the calculation of the market values

a. Deferred income tax and social contribution

The market value of differed income tax and social contribution was calculated based on their present value determined through the future cash flows and using Selic interest rate.

b. Loans and financing

Account balances of loans and financing are substantially similar to the financing agreements with BNDES and IFC. Market values for these financing agreements are identical to the account balances, since there are no similar instruments in the domestic market with comparable maturity and interest rate.

c. Limitations

Market values were estimated at a specific moment based on "material market information". Changes in the premises may substantially affect the presented estimates.

15. Insurance coverage

As of March 31, 2002, the Company had insurance coverage against fire and several risks for the fixed assets and inventories, at values considered reasonable to cover possible losses.

SEE COMMENT ON THE CONSOLIDATED QUARTERLY PERFORMANCE - 08 / ITR

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In Thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2002	4 – 12/31/2001
1	Total Assets	247,581	242,009
1.01	Current Assets	157,894	147,065
1.01.01	Cash and Cash Equivalents	6,926	9,070
1.01.01.01	Cash and banks	4,309	7,260
1.01.01.03	Notes and securities	2,617	1,810
1.01.02	Credits	64,996	46,478
1.01.02.01	Trade accounts receivable	59,807	43,769
1.01.02.02	Recovery taxes	232	2,108
1.01.02.03	Others	4,957	601
1.01.03	Inventories	84,643	90,102
1.01.03.01	Finished products	66,296	70,175
1.01.03.02	Work in process	13,626	14,652
1.01.03.03	Raw materials	4,206	4,760
1.01.03.04	Packaging and consumable materials	515	515
1.01.04	Others	1,329	1,415
1.01.04.01	Deferred expenses	1,329	1,415
1.02	Long-Term Assets	23,484	21,207
1.02.01	Sundry Credits	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	23,484	21,207
1.02.03.01	Tax incentive deposits	0	0
1.02.03.02	Court deposits	13,287	11,381
1.02.03.03	Deferred income tax and social contribution	10,156	9,785
1.02.03.04	Others	41	41
1.03	Permanent Assets	66,203	73,737
1.03.01	Investments	1,079	1,079
1.03.01.01	Interest in Affiliates	0	0
1.03.01.02	Interest in Subsidiaries	0	0
1.03.01.03	Other Investments	1,079	1,079
1.03.01.03.01	Tax incentives	1,024	1,024
1.03.01.03.02	Others	55	55
1.03.02	Fixed Assets	52,542	58,438
1.03.02.01	Land	2,032	5,022
1.03.02.02	Buildings and constructions	7,336	8,152
1.03.02.03	Furniture, utensils, and fixtures	23,745	24,731
1.03.02.04	Vehicles	933	1,107
1.03.02.05	Machinery and equipment	3,249	3,485
1.03.02.06	Data processing equipment	14,071	14,745
1.03.02.07	Other fixed assets	1,176	1,196
1.03.03	Deferred assets	12,582	14,220
1.03.03.01	Goodwill to be amortized	4,362	4,759
1.03.03.02	Others	8,220	9,461

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (In Thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2002	4 – 12/31/2001
2	Total Liabilities	247,581	242,009
2.01	Current Liabilities	76,932	94,168
2.01.01	Loans and Financing	12,484	14,319
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	26,980	51,013
2.01.04	Taxes, Fees, and Contributions	3,102	5,148
2.01.04.01	Provision for income tax	0	1,470
2.01.04.03	Taxes and social security charges	3,102	3,678
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	15,061	5,229
2.01.06.01	Provision for vacation pay and charges	4,406	3,790
2.01.06.02	Provision for income tax	7,256	0
2.01.06.03	Provision for social contribution	1,837	0
2.01.06.04	Management interest	511	1,439
2.01.06.05	Provision for year-end bonus and charges	1,051	0
2.01.07	Debt to Related Parties	0	0
2.01.08	Others	19,305	18,459
2.01.08.01	Accounts and debt payable	2,781	4,291
2.01.08.02	Copyrights payable	7,221	6,304
2.01.08.03	Proposed interest on equity	7,864	7,864
2.01.08.04	Management interest	1,439	0
2.02	Long-Term Liabilities	60,320	60,087
2.02.01	Loans and Financing	30,521	32,052
2.02.02	Debentures	0	0
2.02.03	Provisions	29,136	27,375
2.02.03.01	Provisions for taxes and contributions	29,136	27,375
2.02.04	Debt to Related Parties	0	0
2.02.05	Others	663	660
2.03	Deferred Income	0	0
2.04	Minority Interests	47	47
2.05	Shareholders' Equity	110,282	87,707
2.05.01	Paid-in Capital Stock	34,715	34,715
2.05.01.01	Adjusted capital stock	34,715	34,715
2.05.02	Capital Reserves	13,947	13,947
2.05.02.01	Tax incentive reserves	4,427	4,427
2.05.02.02	Investors' goodwill reserve	8,653	8,653
2.05.02.03	Working capital reserve	724	724
2.05.02.04	Others	143	143
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Revenue Reserves	37,808	37,808
2.05.04.01	Legal Reserve	5,519	5,519
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Contingency Reserve	0	0
2.05.04.04	Unrealized Income Reserve	0	0
2.05.04.05	Retention of Earnings	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Revenue Reserves	32,289	32,289
2.05.04.07.01	Reserve for capital increase	32,289	32,289
2.05.05	Retained Earnings/Losses	23,812	1,237

07.01 - CONSOLIDATED STATEMENT OF INCOME (In Thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 - 1/1/2002 to 3/31/2002	4 - 1/1/2002 to 3/31/2002	5 - 1/1/2001 to 3/31/2001	6 - 1/1/2001 to 3/31/2001
3.01	Gross Revenue from Sales and/or Services	144,999	144,999	146,370	146,370
3.02	Deductions from Gross Revenue	(8,750)	(8,750)	(8,695)	(8,695)
3.03	Net Revenue from Sales and/or Services	136,249	136,249	137,675	137,675
3.04	Cost of Goods and/or Services Sold	(53,803)	(53,803)	(53,074)	(53,074)
3.05	Gross Income	82,446	82,446	84,601	84,601
3.06	Operating Expenses/ Revenues	(48,154)	(48,154)	(52,354)	(52,354)
3.06.01	Selling Expenses	(32,532)	(32,532)	(33,340)	(33,340)
3.06.02	General and Administrative Expenses	(9,828)	(9,828)	(9,951)	(9,951)
3.06.02.01	Management fees	(691)	(691)	(747)	(747)
3.06.02.02	Others	(9,137)	(9,137)	(9,204)	(9,204)
3.06.03	Financing Activities	(2,565)	(2,565)	(5,182)	(5,182)
3.06.03.01	Financing Revenues	729	729	611	611
3.06.03.02	Financing Expenses	(3,294)	(3,294)	(5,793)	(5,793)
3.06.04	Other Operating Revenues	385	385	0	0
3.06.05	Other Operating Expenses	(3,614)	(3,614)	(3,881)	(3,881)
3.06.05.01	Depreciation and Amortization	(3,571)	(3,571)	(3,856)	(3,856)
3.06.05.02	Others	(43)	(43)	(25)	(25)
3.06.06	Equity in Subsidiary's Income	0	0	0	0
3.07	Operating Income	34,292	34,292	32,247	32,247
3.08	Non-Operating Income	863	863	(268)	(268)
3.08.01	Revenues	990	990	0	0
3.08.02	Expenses	(127)	(127)	(268)	(268)
3.09	Income before Taxes/ Interests	35,155	35,155	31,979	31,979
3.10	Provision for Income Tax and Social contribution	(12,461)	(12,461)	(10,891)	(10,891)
3.11	Deferred Income Tax	393	393	250	250
3.12	Statutory Interests/ Contributions	(511)	(511)	(492)	(492)
3.12.01	Interests	(511)	(511)	(492)	(492)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.14	Minority Interests	(1)	(1)	0	0
3.15	Income/ Loss for the Period	22,575	22,575	20,846	20,846
	NUMBER OF SHARES, EXC. TREASURY	23,269,000	23,269,000	23,442,000	23,442,000
	EARNINGS PER SHARE	0.97017	0.97017	0.88926	0.88926
	LOSS PER SHARE				

08.01 - COMMENT ON THE CONSOLIDATED QUARTERLY PERFORMANCE

1 - Highlights

The following were the main performance indicators for the 1st quarter 2002:

- ✓ Record Consolidated quarterly earnings of R$ 22.6 million against R$ 20.8 million in 2001;
- ✓ Net consolidated sales of R$ 136.2 million, which means an 1% reduction against the same period in the prior year;
- ✓ Consolidated EBITDA of R$ 40.4 million against R$ 41.3 million in 2001;
- ✓ Net consolidated financing expenses substantially improved to R$ 2.6 million in 2002 against R$ 5.2 million in 2001.

2. EDITORA SARAIVA (PUBLISHING HOUSE BUSINESS)

The following chart summarizes the main data on economic and financial performance:

R$ millions

Description	1st Quarter 02		1st Quarter 01		AH%
	Amount	A V %	Amount	A V %	
➢ Net sales	80.2	*100.0*	83.5	*100.0*	(4)
➢ Gross margin	60.8	*75.8*	63.7	*76.3*	(5)
➢ Operating expenses	26.2	*32.6*	27.4	*32.8*	(4)
➢ EBITDA	36.3	*45.2*	37.9	*45.4*	(4)
➢ Net financing expenses	2.0	*2.5*	4.3	*5.2*	(54)
➢ Net income before equity in subsidiary's income	21.6	*27.0*	20.8	*24.9*	4

The following were the main performance highlights for the 1st quarter 2002:

✓ 4% decrease in net sales, which is basically explained by:

- reduction in sales of law books, which was caused by the approval of the new Brazilin Civil Code (the previous was dated 1916) only occurred in mid-January 2002. Thus, all books with respect to the new Civil Code only started being sold from February, thus impacting the 1st quarter sales. It is important to emphasize that there are good prospects for recovery of such sales in the next months;
- lower share of sales of educational book to the Government under the PNLD (National Educational Book Program) during the 1st quarter 2002 in comparison with the same period in 2001, as shown below:

PROGRAM	AMOUNT (R$ millions)	SALES SHARE
PNLD/2001 (for the school year 2001)	65.6	81% in the 4th quarter 2000 19% in the 1st quarter 2001
PNLD/2002 (for the school year 2002)	73.7	88% in the 4th quarter 2001 12% in the 1st quarter 2002

- ✓ Slight reduction in gross margin from 76.3% in the 1st quarter 2001 to 75.8% in the same period in 2002. This result reflected the change in the sales mix due to the lower share of law books;
- ✓ 4% reduction in operating expenses from 32.8% in 2001 to 32.6% of net sales. The good performance of expenses was a result of the efforts made in the company's cash

management through various rationing policies, including personnel cut, adopted from late 2001;

- ✓ 4% reduction in operating cash flow measured by EBITDA as a result of the lower volume of sales in the period;
- ✓ Substantial improvement in the net financing income from net expenses of R$ 4.3 million in 2001 to expenses of R$ 2.0 million in 2002. This improvement was due especially to the lower currency devaluation during the 1st quarter 2002 in comparison with the 1st quarter 2001;
- ✓ 4% improvement in the net income before equity in Bookstore's income, from R$ 20.8 million in 2001 to R$ 21.6 million in 2002.

INVESTMENTS

During the 1st quarter 2002, investments were made in:

- ✓ Implementation of a business intelligence tool to supplement the features of the integrated enterprise resource software that was recently implemented;
- ✓ Release of two new electronic media products to enlarge the offer of e-commerce products and consolidate saraivajur.com.br as the most complete portal in content and search for all legal areas.

We have also continued to seek opportunities of acquisition or association with industry companies that are likely to add value to our shareholders.

3. LIVRARIA SARAIVA (BOOKSTORE BUSINESS)

For a most accurately analysis, we show below the main financial information on the Bookstore with results broken down into physical stores and on-line retail sales made via the website saraiva.com.br. Aggregate information on the Bookstore (physical stores + on-line retail sales) is reported in section 18.01 - subsidiary's statement of income - of the quarterly statements.

PHYSICAL STORES

Results

R$ millions

Description	1st Quarter 02		1st Quarter 01		AH%
	Amount	A V %	Amount	A V %	
➢ Net sales	53.8	*100.0*	55.1	*100.0*	(2)
➢ Gross margin	19.7	*36.7*	19.6	*35.7*	1
➢ Operating expenses	16.7	*31.1*	16.5	*29.9*	2
➢ EBITDA	5.1	*9.4*	5.3	*9.6*	(4)
➢ Net income	1.7	*3.1*	1.5	*2.8*	11)

The following were the performance highlights of the physical stores:

- ✓ 2% decrease in net sales due to the fact that there are fewer stores operating at the end of the 1st quarter 2002, as shown below

Type of store	3/31/02	3/31/01
Mega Store (1)	12	13
Traditional (2)	18	20
TOTAL OF STORES	30	33

- Mega Store Music Hall - Eldorado Shopping Center - São Paulo - closed in January 2002.
(2) - Store within São Judas University - São Paulo - closed in June 2001.
- Store at Tijuca Shopping Center - Rio de Janeiro - inoperative since late February 2002 due to the opening of a Mega Store in April 2002 in the same shopping center.

In the "same stores" concept, the sales increase was 1%. We also need to emphasize two factors that explain why such increase was not more significant:

1. Current scene of economic slowdown affecting retail sales;

2. Decrease in sales of educational books at bookstores due to the increasing volume of sales that the government has made directly from publishing houses for distribution to public education students.

✓ Improved gross margin from 35.7% in 2001 to 36.7% in 2002. The positive performance is a result of the larger share of sales of literary books, which are products with higher gross margin, and also a slight improvement in the supply conditions due to partnerships with suppliers.
✓ 2% increase in operating expenses, caused by:
- Pre-operating expenses in connection with the Mega Store located in Tijuca Shopping Center in Rio de Janeiro, opened in early April 2002;
- Restructuring expenses as a result of the strategic review of the two Mega Stores located in Eldorado Shopping Center in São Paulo. This process resulted in the closing, in January 2002, of Mega Store Music Hall (the only network store with a concentrated mix of audio and video products) and enlargement of another store located in this shopping center, thus improving the offered product mix and capitalizing on the existing synergies between the book and audio & video product areas;
- Impact of the 8.1% raise resulting from collective bargaining in December 2001 in personnel expenses.
✓ 4% decrease in EBITDA. Improvement in gross margin was more than covered by a reduction in sales and increased expenses, in such a manner that the operating income measured by EBITDA resulted in a slight decrease of R$ 0.2 million;
✓ Improvement in net income from R$ 1.5 million in 2001 to R$ 1.7 million in 2002. Although EBITDA dropped, the better net financing income and lower depreciation and amortization expenses resulted in an increase in the final net income.

INVESTMENTS

In 2002 we proceeded with the expansion project for physical store network with the opening of one more Mega Store unit.

In early April, we opened a store located in Tijuca Shopping Center, one of the most important points of sale in Rio de Janeiro.

It is worth emphasizing that new investments are being made according to strategic premises likely to enhance the gains of scale and obtain improved profitability rates.

Within such strategy, in addition to the excellent location, our most recent store required a 40% lower investment per sq. meter than the first Mega Store units.

During the 1st quarter 2002, we also conducted various prospecting studies to find strategic sites to proceed with the physical store network expansion project.

SARAIVA.COM.BR

Results

R$ millions

Description	1st Quarter 02		1st Quarter 01		AH%
	Amount	A V %	Amount	A V %	
➢ Net sales	5.5	*100.0*	3.7	*100.0*	49
➢ Gross margin	1.9	*35.4*	1.3	*34.1*	55
➢ Operating expenses	3.0	*55.3*	3.3	*90.0*	(8)
➢ EBITDA	(0.9)	*(16.7)*	(1.9)	*(51.5)*	(52)
➢ Net income	(0.8)	*(13.9)*	(1.5)	*(39.5)*	(47)

The following were the highlights with respect to the above figures:

- ✓ 49% increase in net sales;
- ✓ Increase in gross sales from 34.1% to 35.4%. This result basically reflects a lower rate of subsidy in freight cost and some gains in supply conditions;
- ✓ 8% reduction in operating expenses, even with the substantial increase in the volume of sales. This performance is a result of a higher dilution of operating expenses with special emphasis for the adjustments made in personnel and publicity expenses, as well as the continuous efforts to capitalize on the synergies with physical stores;
- ✓ As a result of the improved efficiency of operations, the loss dropped by a half, from R$ 1.5 million in 2001 to R$ 0.8 million in 2002.

It is worth emphasizing that the substantial increase in sales and continuous enhancement of the fulfillment capacity make us confident in the achievement of the profitability goals from the end of this year.

We show below the progress in the main performance indicators of our e-commerce business:

Indicators	1st quarter 2002	1st quarter 2001
Customers (thousands)	500	280
Page views / month (millions)	16	6
Unique visitors / month (thousands)	1,500	900
Percentage on total of Bookstore net sales	9.3	6.3
Average ticket (R$)	62	54

It is also worth recalling that, during the 1st quarter 2002, Saraiva will be elected finalist (top 3) for the i-best award in the category "Revelation".

4. CONSOLIDATED PERFORMANCE

Net consolidated selling revenue dropped 1%, from R$ 137.7 million in the 1st quarter 2001 to R$ 136.2 million in 2002.

The net consolidated income for the period was record earnings of R$ 22.6 million against R$ 20.8 million in the 1st quarter 2001, which means a 8% increase.

The following were the main factors that helped improving the net consolidated earnings:

- ✓ R$ 2.6 million increase in the net financing income because 2001 base was strongly affected by currency devaluation;
- ✓ Increase in the Bookstore net income, which added R$ 0.8 million to the consolidated income in excess of the prior year.

5. CAPITAL STRUCTURE / SUBSEQUENT EVENTS

During March and April, we conducted two currency hedge transactions for the next maturities of short-term installments (December 2002 and June 2003) of the financing obtained from IFC. Hedge transactions were structured based on favorable terms (with dollar quoted between R$ 2.27 and R$ 2.35) and decreased the liabilities exposed to exchange rate changes to US$ 6.9 million (biannual installments from December 2003 to June 2006).

6. CORPORATE ACTIVITY

Saraiva was awarded for the 4th year in a row the title "A Company that Educates", which is granted by SENAC to companies that support the "Professional Training Program" intended to prepare young people for the labor market.

7. PROSPECTS

With respect to the **Publishing House** business, we continue to be attentive to new opportunities of acquisitions or associations, in addition to making continuous investments in the quality and renewal of our catalog. The recent approval of the new Brazilian Civil Code also brings good prospects for sales in the next months. With respect to the **legal portal**, we are consolidated the most complete on-line law library with investments that will add substantial value in medium and long term.

With respect to the **Bookstore** business, we will focus our efforts on the implementation of the physical store network expansion with a view to further profitability. As to **on-line retail sales**, our position as a national leader in sales of books via the Internet has been consolidated. Continuous improvement of services offered and logistics operations have already positively affected our operating indicators and we intend to present a positive cash flow from late 2002.

09.01 - INTEREST IN SUBSIDIARY AND/OR AFFILIATED COMPANIES

1 - Item: 01
2 - Corporate Name: LIVRARIA E PAPELARIA SARAIVA S.A.
3 - CNPJ: 61.254.454/0001-83
4 - Type: Privately-held subsidiary
5 - % Interest in the Investee's equity: 99.91
6 - % Shareholders' equity of the Investor: 49.34
7 - Form of Organization: Business, Industrial, and Other Companies.
8 - Number of shares owned in the current quarter: 57,490,000
9 - Number of shares owned in the prior quarter: 57,490,000

16.01 - FURTHER INFORMATION DEEMED MATERIAL BY THE COMPANY

Sales Transactions via the Internet

In order to disclose the result of e-commerce transactions conducted by Livraria e Papelaria Saraiva S.A., we show below the result of such transactions separated from the result for the period ended March 31, 2002:

	1/1/2002 to 3/31/2002	1/1/2002 to 3/31/2002	1/1/2001 to 3/31/2001	1/1/2001 to 3/31/2001
Gross operating revenue	5,917	5,917	3,887	3,887
Deductions (ICMS, PIS, and COFINS)	(427)	(427)	(212)	(212)
Net operating revenue	5,490	5,490	3,675	3,675
Cost of sales	(3,546)	(3,546)	(2,420)	(2,420)
Gross income	1,944	1,944	1,255	1,255
Operating expenses				
Sales	(2,816)	(2,816)	(3,055)	(3,055)
Management fees	(45)	(45)	(93)	(93)
Financing expenses	(36)	(36)	(146)	(146)
Depreciation and amortization	(177)	(177)	(159)	(159)
Other expenses	1	1	(0)	(0)
	(3,073)	(3,073)	(3,453)	(3,453)
Net loss before income tax and CSLL	(1,129)	(1,129)	(2,198)	(2,198)
Deferred income tax and CSLL	367	367	748	748
Net loss for the period	(762)	(762)	(1,450)	(1,450)

The information with respect to such transactions was reviewed by KPMG Auditores Independentes together with the special review report for the quarter ended March 31, 2002.

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

To the
Board of Directors and Shareholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

We have conducted a special review on the Quarterly Statements (ITRs) of Saraiva S.A. Livreiros Editores and the consolidated statements of this Company and its subsidiary for the quarter ended March 31, 2002, including the balance sheet, the statement of income, the performance report, and material information, prepared in accordance with the accounting practices prescribed by the Brazilian corporate law.

We conducted our audits in accordance with specific rules established by the Brazilian Institute of Accountants (IBRACON), in conjunction with the Federal Board of Accounting, which especially included: (a) inquiry and discussion with the officers responsible for the accounting, financial, and operating areas of the Company and its subsidiary as to significant criteria used in preparing the quarterly statements; and (b) examination of statements and subsequent events that may have a substantial effect on the financial condition and operations of this Company and its subsidiary.

Based on our special review, we are not aware of any substantial change required to be made in the above-mentioned quarterly statements to bring them in accordance with the accounting practices prescribed by the Brazilian corporate law and make them consistent with the rules issued by the Brazilian Securities Commission, especially those applicable to the preparation of the mandatory quarterly statements.

May 10, 2002

KPMG Auditores Independentes
CRC [member of the Regional Board of Accountants] No. 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Certified Accountant CRC 1SP105080/O-0

SUBSIDIARY / AFFILIATE

CORPORATE NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY / AFFILIATE (In Thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 - 1/1/2002 to 3/31/2002	4 - 1/1/2002 to 3/31/2002	5 - 1/1/2001 to 3/31/2001	6 - 1/1/2001 to 3/31/2001
3.01	Gross Revenue from Sales and/or Services	65,004	65,004	64,275	64,275
3.02	Deductions from Gross Revenue	(5,711)	(5,711)	(5,522)	(5,522)
3.03	Net Revenue from Sales and/or Services	59,293	59,293	58,753	58,753
3.04	Cost of Goods and/or Services Sold	(37,610)	(37,610)	(37,858)	(37,858)
3.05	Gross Income	21,683	21,683	20,895	20,895
3.06	Operating Expenses/ Revenues	(20,021)	(20,021)	(20,640)	(20,640)
3.06.01	Selling Expenses	(15,070)	(15,070)	(14,696)	(14,696)
3.06.02	General and Administrative Expenses	(2,771)	(2,771)	(2,792)	(2,792)
3.06.02.01	Management fees	(284)	(284)	(264)	(264)
3.06.02.02	Others	(2,487)	(2,487)	(2,528)	(2,528)
3.06.03	Financing Activities	(582)	(582)	(859)	(859)
3.06.03.01	Financing Revenues	344	344	179	179
3.06.03.02	Financing Expenses	(926)	(926)	(1,038)	(1,038)
3.06.04	Other Operating Revenues	351	351	0	0
3.06.05	Other Operating Expenses	(1,949)	(1,949)	(2,293)	(2,293)
3.06.05.01	Depreciation	(1,924)	(1,924)	(2,290)	(2,290)
3.06.05.02	Others	(25)	(25)	(3)	(3)
3.06.06	Equity in Subsidiary's Income	0	0	0	0
3.07	Operating Income	1,662	1,662	255	255
3.08	Non-Operating Income	(127)	(127)	(117)	(117)
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	(127)	(127)	(117)	(117)
3.09	Income before Taxes/ Interests	1,535	1,535	138	138
3.10	Provision for Income Tax and Social contribution	(532)	(532)	(206)	(206)
3.11	Deferred Income Tax	33	33	160	160
3.12	Statutory Interests/ Contributions	(104)	(104)	(9)	(9)
3.12.01	Interests	(104)	(104)	(9)	(9)

1 – CODE	2 – DESCRIPTION	3 - 1/1/2002 to 3/31/2002	4 - 1/1/2002 to 3/31/2002	5 - 1/1/2001 to 3/31/2001	6 - 1/1/2001 to 3/31/2001
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.15	Income/ Loss for the Period	932	932	83	83
	NUMBER OF SHARES, EXC. TREASURY (Mil)	57,540,000	57,540,000	42,545,000	42,545,000
	EARNINGS PER SHARE	0.01620	0.01620	0.00195	0.00195
	LOSS PER SHARE				

08.02 - COMMENT ON THE SUBSIDIARY / AFFILIATE'S PERFORMANCE

Subsidiary/Affiliate: LIVRARIA E PAPELARIA SARAIVA S.A.

SEE COMMENT ON CONSOLIDATED QUARTERLY PERFORMANCE - 08/ITR

CONTENTS